

# EMERSON
RADIO CORP.


03028833


PROCESSED
AUG 05 2003
THOMSON
FINANCIAL

## *Strategic Growth*

## *Solid Performance*





*annual report* **2003**

# Company Profile

**Emerson Radio Corp.,** founded in 1948, is one of the nation's largest volume consumer electronics distributors with a recognized trademark in continuous use since 1912. It is one of the oldest and well-respected names in the consumer electronics industry. The Company designs and markets internationally full lines of video products that include televisions, video cassette recorders (VCRs) and Digital Versatile Disc (DVD) players, audio products, microwave ovens, home theater, high end acoustic products, office products, mobile stereo and wireless products.

The Company distributes its products primarily through mass merchants, discount retailers, and specialty catalogers and, to a lesser degree, the Internet. The Company uses an extensive distributor network to facilitate its international presence and further leverages the Emerson brand globally through various licensing agreements. Its core business consists primarily of the distribution and sale of various low to moderately priced product categories.

# Financial Highlights



| (In thousands, except per share data) | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Net revenues | **$347,784** | $316,048 | $373,004 | $200,742 |
| Cost and expenses: | | | | |
| Cost of sales | **275,238** | 253,883 | 304,764 | 176,870 |
| Other operating costs and expenses | **4,347** | 4,949 | 4,358 | 4,501 |
| Selling, general and administrative expenses | **48,662** | 46,902 | 50,389 | 14,037 |
| | **328,247** | 305,734 | 359,511 | 195,408 |
| Operating income | **19,537** | 10,314 | 13,493 | 5,334 |
| Litigation settlement, net | — | 2,933 | — | — |
| Equity in earnings of affiliate | — | — | — | 277 |
| Other investment losses | — | — | — | (284) |
| Interest expense, net | **(2,511)** | (3,213) | (4,068) | (2,284) |
| Minority interest in net loss of consolidated subsidiary | **731** | 1,712 | 2,284 | — |
| Income before income taxes | **17,757** | 11,746 | 11,709 | 3,043 |
| Benefits for income taxes | **(9,289)** | (7,661) | (944) | (577) |
| Income before cumulative effect of change in accounting principle | **27,046** | 19,407 | 12,653 | 3,620 |
| Cumulative effect of change in accounting principle | **(5,546)** | — | — | — |
| Net income | **$21,500** | $ 19,407 | $ 12,653 | $ 3,620 |
| Net income per common share | | | | |
| Basic | **$ .78** | $ .62 | $ .36 | $ .07 |
| Diluted - Prior to cumulative effect of change in accounting principle | **.94** | .52 | .33 | .07 |
| Diluted | **.75** | .52 | .33 | .07 |
| Weighted average shares outstanding | | | | |
| Basic | **27,716** | 31,298 | 35,066 | 47,632 |
| Diluted | **28,640** | 40,485 | 38,569 | 53,508 |


Sales of Branded Products
in millions
Core Products
Emerson Branded Products
Sporting Goods
$418
$499
$639
$930
00
01
02
03


Debt to Equity
in dollars
$1.90
$2.87
$1.34
$0.62
00
01
02
03


Cumulative Share Repurchases
in millions of shares since fiscal 2000
4.9
20.1
20.3
24.6
00
01
02
03


Net Income in millions
Earnings Per Share in dollars
Net Income
Earnings Per Share
$3.6
$0.07
$12.7
$0.33
$19.4
$0.52
$21.5
$0.94
00
01
02
03

# To Our Valued Shareholders:



We are very pleased to report another successful year for Emerson in many areas. A combination of efforts focused on increasing revenues through expanded offerings of core and themed products, additional retail store placements and further strengthening of our licensee network have provided solid financial results. We witnessed strong performance of our consumer electronics segment as gross margins continued to expand through the introduction of new models and the use of several inward license agreements. Additionally, outward licensing revenues continued to grow significantly both domestically and internationally.

We made further progress in our product development efforts for the North American and international markets while achieving patent approvals in the U.S. for our SmartSet® technology.

The introduction of Girl Power™ branded products met with robust sell through and contributed solidly to the continued growth in sales of our various themed products. Following the conclusion of fiscal 2003, Emerson added SpongeBob SquarePants®, Jimmy Neutron® and several other popular characters of Nickelodeon to its theme product offerings. We believe this exciting addition to Emerson's in-bound license arrangements should provide many opportunities for additional product placements going forward.

Distinctive product designs, combined with affordable pricing and select features continued to be in strong demand by our customers. Emerson® branded product sales approached $900 million globally in our consumer electronics segment. For fiscal 2004, we optimistically look to continued product and revenue expansion as Emerson schedules increased product


SCOTT®

***Specialty audio products containing unique design appealing to higher-end acoustic listeners expanded in Europe and did well in the United States.***


Emerson®

***Innovative design with appealing features and affordable price continue to generate strong product demand.***

shipments to retail stores in Asia and Europe. The combination of Emerson branded products and the distribution network offered by Sanlian, one of China's premier electronics retailers, provides for further potential growth in branded product sales. A recently concluded distribution agreement in the U.K. should enhance our presence in Europe.

Emerson's consolidated financial results reflect solid achievements. These include a 10% revenue growth, an increase in operating income of 89% to $19.5 million, a 44% increase in earnings per share to $.75, a 36% reduction in bank debt and the repurchase of over 4.2 million of our common shares. These accomplishments are all the more significant given the difficulties brought about by a slowing economy and the uncertainties caused by military conflicts.



"Equally noteworthy was Emerson's inclusion in the Russell 3000 Index."

**Geoffrey P. Jurick,**
*Chairman of the Board and Chief Executive Officer*

emerson Research™

*Stylish audio products appeal to consumers of all ages. Emerson continues to meet consumer demand for affordably priced products containing much sought after features.*




SpongeBob
SquarePants

*The popular characters such as SpongeBob Square Pants® and Jimmy Neutron® rank as the most highly rated among children of all ages.*





Sport Supply Group's progress during the fiscal year continued to offer significant encouragement as its operating losses narrowed primarily through improved gross margins and reductions in overhead expenses of approximately $1.3 million. During the same period, sales were relatively unchanged compared to the year earlier. As a result, SSG's operating loss was reduced to $1.6 million as compared to $3.6 million in the prior fiscal year. We look forward to a continuation of this positive trend.

The capital markets recognized Emerson's accomplishments in part as reflected in the share price appreciation of Emerson's common shares. Following the close of fiscal 2003, many of you may have seen Emerson being recognized as "the 11th fastest growing small business" by *Business Week* magazine. Equally noteworthy was Emerson's inclusion in the Russell 3000 Index.

In summary, our global efforts to build a strong and well balanced Emerson Group are continuing with unwavering determination. While strategic objectives may vary from time to time according to circumstances, our mission remains as clear as always. Emerson Radio Corp. must become a better and stronger company year after year. Endless opportunities remain on our horizon.

On behalf of the Board of Directors and the executive management team, I thank all of our employees, customers and vendors as we look confidently forward to continued growth and success.

**Geoffrey P. Jurick**
*Chairman of the Board and*
*Chief Executive Officer*
July 2003


girlpower™

***Distinctively designed products with fashionable young girl themes appeal to the tween girl market sold by some of the nation's largest retailers.***


Emerson®

***Creative audio products designed at competitive prices with solid product reliability.***

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
**FORM 10-K**
(Mark One)



[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended March 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

**Commission File Number 0-25226**

**EMERSON RADIO CORP.**
(Exact name of registrant as specified in its charter)

| Delaware | 22-3285224 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| Nine Entin Road, Parsippany, NJ | 07054 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (973) 884-5800

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $.01 per share | American Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. [X] YES [ ] NO.
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) [ ] YES [X] NO.

Aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at September 30, 2002 (computed by reference to the last reported sale price of the Common Stock on the American Stock Exchange on such date): $63,361,971.

Number of Common Shares outstanding at June 16, 2003: 27,421,389

DOCUMENTS INCORPORATED BY REFERENCE:

| Document | Part of the Form 10-K |
|---|---|
| Proxy Statement for Annual Meeting of Stockholders expected to be held on or about September 4, 2003 | Part III |

## PART I

### Item 1. BUSINESS

### The Company

We operate in two business segments:

- consumer electronics; and
- sporting goods.

The consumer electronics segment designs, sources, imports and markets a variety of consumer electronic products and licenses its trademarks for a variety of products world wide. The sporting goods segment, which is operated through our 53% ownership of Sport Supply Group, Inc., distributes and markets sports related equipment and leisure products primarily to institutional customers in the United States.

Emerson was originally formed in the State of New York in 1956 under the name Major Electronics Corp. In 1977, we reincorporated in the State of New Jersey and changed our name to Emerson Radio Corp. In 1994, we were reincorporated in Delaware. Our principal executive offices are located at Nine Entin Road, Parsippany, New Jersey 07054-0430. Our telephone number in Parsippany, New Jersey, is (973) 884-5800.

Unless the context otherwise requires, the term:

- "Emerson" refers to our "consumer electronics" segment which is operated through Emerson Radio Corp. and its subsidiaries, other than SSG;
- "SSG" refers to our "sporting goods" segment which is operated through Sport Supply Group, Inc. and its subsidiaries; and
- "we", "us" and "our" refers to both Emerson and SSG.

For a more detailed discussion of SSG's business and financial data, see SSG's Form 10-K for the fiscal year ended March 28, 2003.

For additional disclosures of our business segments and major customers, as well as financial information about geographical areas, see Item 8 – "Financial Statements and Supplemental Data" -Note 14 of Notes to Consolidated Financial Statements.

### Available Information

We file reports and other information with the Securities and Exchange Commission ("SEC") pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document we file at the SEC's public reference room at 450 Fifth St. N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.

We make available through our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports and other filings made by us with the SEC, as soon as practicable after we electronically file such reports and filings with the SEC. Our website address is www.emersonradio.com. The information contained in our website is not incorporated by reference in this report.

## Consumer Electronics Segment

### *General*

Emerson, directly and through several subsidiaries, designs, sources, imports, markets, sells and licenses to certain licensees a variety of consumer electronics both domestically and internationally under the Emerson® and HH Scott® brand names. These products include:

- video products - televisions, combination television/VCR/DVD, digital video disc (DVD), video cassette recorders (VCR) and set top boxes;
- microwave ovens;
- audio, clocks and clock radios, home theater systems and multi-media;
- houseware products; and
- video accessories, telecommunication equipment, certain computer accessories, specialty, other consumer electronic products and mobile electronics.

Emerson also licenses a variety of specialty themed logos and marks from third parties for use on audio products that bear the names of these third parties. We refer to these licenses as inbound licenses.

The trade name "Emerson Radio" dates back to 1912 and is one of the oldest and most well respected names in the consumer electronics industry. See Item 1 – "Consumer Electronics Segment -Licensing and Related Activities."

Emerson believes it possesses an advantage over its competitors due to the combination of:

- the "Emerson" brand recognition;
- its distribution base and established customer relations;
- its sourcing expertise and established vendor relations;
-
- an infrastructure with personnel experienced in servicing and providing logistical support to the domestic mass merchant distribution channel; and

- its extensive experience in establishing license and distribution agreements on a global basis for a variety of products.

Emerson intends to continue leveraging its core competencies to offer a broad variety of current and new consumer electronic products to customers. In addition, Emerson intends to enter into additional licenses of third party trade names and trademarks by third parties ("inward licenses"), as well as licenses for the use of Emerson's trade names and trademarks ("outward licenses") and distribution agreements that take advantage of Emerson's trademarks and utilize the logistical and sourcing advantages for products that are more efficiently marketed through these agreements. We continuously evaluate potential licenses and distribution agreements. In March 2003, Emerson entered into a license agreement with Nickelodeon to license the Nickelodeon name, trademark and logo, along with several other of Nickelodeon trademarks and logos. See " Consumer Electronics Segment Licensing and Related Activities".

Emerson's core business consists of selling, distributing, and licensing various low to moderately priced categories of consumer electronic products. The majority of Emerson's marketing and sales efforts are concentrated in the United States and, to a lesser extent, certain other international regions. Major competitors in these markets are foreign-based manufacturers and distributors. See "Consumer Electronics Segment-Competition."

*Products*

Emerson's current product and branded categories consist of the following:

| Video Products | Audio Products | Other |
|---|---|---|
| Color televisions | Portable stereo systems | House wares |
| Color specialty televisions | Digital clock radios | Home theater |
| Digital video disc (DVD) | Shelf stereo systems | Microwave ovens |
| Specialty video cassette players | Specialty Clock radios | Multi-media |
| Video cassette recorders (VCR) | | |

*Growth Strategy*

We believe growth opportunities exist through the implementation of the following:

- higher penetration levels within our existing customers, through increases in the products offered and sold to existing accounts;

- expansion of our existing customer base in United States, through our sales staff and sales representative organizations;

- expansion of our existing worldwide customer base, through our foreign distribution agreements and direct selling, particularly in Europe, South America and Asia;

- expansion into distribution channels we are not currently utilizing; through new products that are being offered by Emerson;

- development and sales of new products not presently being offered by Emerson, such as electronics and accessories that utilize popular theme characters and logos through the use of various trademarks licensed from third parties;

- further development of our direct to consumer sales channel, through Emerson's internet web-site and infomercials;

- continuing to capitalize on the "Emerson" and "H.H. Scott®" trademarks, through continued efforts to enter into license agreements with third parties to license the "Emerson" and "H.H. Scott®" trademarks for products not currently being sold, and in geographic areas not presently being serviced; and

- expansion through strategic mergers and acquisitions of other businesses.

In connection with Emerson's strategic focus, Emerson may take an equity position in various corporate entities.

Emerson believes that the "Emerson" trademark is recognized in many countries. A principal component of Emerson's growth strategy is to utilize this global brand name recognition together with its reputation for quality and cost competitive products to aggressively promote its product lines within the United States and targeted geographic areas on an international basis. Emerson believes that it will be able to compete more effectively in the highly competitive consumer electronics and microwave oven industries, domestically and internationally, by combining innovative approaches to its current product line and augmenting its product line with complementary products. Emerson intends to pursue such plans either independently or by forging new relationships, including license arrangements, distributorship agreements and joint ventures. See Item 1 "Consumer Electronics Segment -Licensing and Related Activities."

*Sales and Distribution*

Emerson's Direct Import Program allows its customers to import and receive product directly from Emerson's manufacturers located outside the United States. Under the Direct Import Program, title for its products passes in the country of origin. Emerson also sells product to customers from its U.S. based finished goods inventory, which is referred to as its Domestic Program. Under the Domestic Program, title for its products primarily passes at the time of shipment. Under both programs, we recognize revenues at the time title passes to the customer. See Item 7 - "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Emerson has an integrated system to coordinate the purchasing, sales and distribution aspects of its operations. Emerson receives orders from its major accounts electronically, via electronic data interface (EDI), facsimile, telephone or mail. Emerson does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by Emerson, generally from the Far East, are shipped by ocean and/or inland freight and then stored in contracted public warehouse facilities for shipment to customers. All inventory is monitored by Emerson's electronic inventory system. As a purchase order is received and filled from inventory, warehoused product is labeled and prepared for outbound shipment to customers by common, contract or small package carriers for sales made from inventory.

*Domestic Marketing*

In the United States, Emerson markets its products primarily through:

- mass merchandisers;
- discount retailers;
- toy retailers; and
- distributors and specialty catalogers.

Wal-Mart Stores accounted for approximately 23% and 21%; Target Stores accounted for approximately 17% and 19%; and K-Mart accounted for approximately 11% and 6% of our consolidated net revenues in fiscal 2003 and 2002, respectively. No other customer accounted for more than 10% of our consolidated net revenues in either period. Management believes that a loss of any one of the three customers listed above would have a material adverse affect on our business and results of operations.

Approximately 59% and 56% of the net consumer electronics revenues in fiscal 2003 and 2002, respectively, were made through third party sales representative organizations that receive sales commissions and work in conjunction with Emerson's own sales personnel. With Emerson's permission third party sales representative organizations may sell competitive products in addition to Emerson's products. In most instances, either party may terminate a sales representative relationship on 30 days' prior notice by Emerson and 90 days prior notice by the sales representative organization in accordance with customary industry practice. Emerson utilizes approximately 20 sales representative organizations, including two through which approximately 23% and 19% of the net consumer electronics revenues were made in fiscal 2003. For fiscal 2002 these same two sales organizations accounted for approximately 29% and 11% of the net consumer electronics revenues. No other sales representative organization accounted for more than 10% of the consumer electronics net revenues in either year. The remainder of Emerson's sales are serviced by its sales personnel. Management does not believe that the loss of one or more sales representative organizations would have a material adverse affect on our business and results of operations.

*Foreign Marketing*

Approximately 2% of the consumer electronics segment net revenues in fiscal 2003 and 2002 were derived from customers based in foreign countries through license and distribution agreements primarily in South America, Canada, and Mexico.

*Licensing and Related Activities*

Emerson has several license agreements that allow licensees to use its trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as outbound licenses. These license agreements allow the licensee to use our trademarks by a specific product category, a specific geographic area, a specific customer base or any other category defined in the license agreement. These license agreements primarily cover some or all the countries located in North America, South American, Mexico and parts of Europe, are subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States. These license agreements have expiration dates ranging from November 2003 through December 2006. License revenues recognized and earned in fiscal 2003, 2002, and 2001 were approximately $10,388,000, $6,952,000, and $3,930,000, respectively. Emerson records licensing revenues as earned over the term of the related agreements.

Effective January 1, 2001, Emerson entered into a license agreement ("Video License Agreement") with Funai Corporation, Inc. ("Funai"), which was amended to extend the Video License Agreement to December 31, 2004 and replaced a prior agreement with Daewoo Electronics Co. Ltd. ("Daewoo"). The Video License Agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the "Emerson®" trademark to customers in U.S. and Canadian markets. Under the terms of the agreement, Emerson will receive non-refundable minimum annual royalty payments of $4.3 million each calendar year and a license fee on sales of products subject to the Video License Agreement in excess of the minimum annual royalties. The minimums are credited against royalties earned for the sale of products. During fiscal 2003, 2002 and 2001, license revenues of $8,520,000, $5,624,000 and $1,075,000, respectively, were recorded under this agreement.

Throughout various parts of the world, Emerson maintains distribution and outbound license agreements that encompass various Emerson branded products into defined geographic areas.

Emerson intends to pursue additional licensing and distribution opportunities and believes that such activities have had and will continue to have a positive impact on operating results by generating income with minimal incremental costs, if any, and without the necessity of utilizing working capital. See Item 7 -"Forward Looking Information" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Effective March 2003, Emerson entered into a license agreement with Nickelodeon to license the Nickelodeon name, trademark and logo, along with several of Nickelodeon's trademarks and logos. The term of the agreement is April 2003 through December 2005 ("initial term"), and includes an option to extend the initial period by one year. This license provides Emerson with the rights to use such marks in the United States, and requires certain minimum royalties.

*Design and Manufacturing*

Emerson's products are manufactured by several original equipment manufacturers in accordance with Emerson's specifications. During fiscal 2003 and 2002, 100% of Emerson's purchases consisted of imported finished goods from manufacturers primarily located in:

- South Korea;
- China;
- Malaysia; and
- Thailand.

Emerson's design team is responsible for product development and works closely with Emerson's suppliers. Emerson's engineers determine the detailed cosmetic, electronic and other features for new products, which typically incorporate commercially available electronic parts to be assembled according to their design. Accordingly, the exterior designs and operating features of the products reflect Emerson's judgment of current styles and consumer preferences. Emerson's designs are tailored to meet the consumer preferences of the local market, particularly in the case of its international markets.

The following summarizes Emerson's purchases from its major suppliers:

| | Fiscal Year | |
|---|---|---|
| **Supplier** | **2003** | **2002** |
| Avatar Mfg | 21% | 29% |
| GMT Industries | 12% | 4% |
| Daewoo | 10% | 16% |
| Tonic Electronics | 8% | 17% |

No other supplier accounted for more than 10% of Emerson's total purchases in fiscal 2003 or 2002. Emerson considers its relationships with its suppliers to be satisfactory and believes that, barring any unusual material or part shortages or economic, fiscal or monetary conditions Emerson could develop, as it already has, alternative suppliers. No assurance can be given that ample supply of product would be available at current prices if Emerson were required to seek alternative sources of supply without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts. See Item 7 - "Management's Discussion and Analysis of Results of Operations and Financial Condition" and - Looking Information," and Item 7A - "Inflation and Foreign Currency."

*Warranties*

Emerson offers limited warranties for its consumer electronics, comparable to those offered to consumers by its competitors in the United States. Such warranties typically consist of a 90 day period for audio products and one year period for microwave products, under which Emerson will pay for labor and parts, or offer a new or similar unit in exchange for a non-performing unit.

*Returned Products*

Emerson's customers return product to Emerson for a variety of reasons, including:

- retailer return policies with their customers;
- damage to goods in transit and cosmetic imperfections; and
- mechanical failures.

Emerson has entered into agreements with the majority of its suppliers that require the supplier to accept returned defective product. Emerson pays a fee to the supplier and in exchange receives a unit.

*Backlog*

We do not believe that backlog is a significant factor in our consumer electronics segment. The ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of our consumer electronics business.

*Trademarks*

Emerson owns the:

- "**Emerson®**";
- "Emerson Research®";
- "Emerson Interactive sm";
- "H.H. Scott®"; and
- "Scott®"

marks for certain of its home entertainment and consumer electronic products in the United States, Canada, Mexico and various other countries. Of the trademarks owned by Emerson, those registered in the United States and Canada must be renewed at various times through 2011 and 2014, respectively. Emerson's trademarks are also registered in various other countries, which registrations must be renewed at various times. Emerson intends to renew all trademarks necessary for its business. Emerson considers the "**Emerson®**" and HH Scott® trademarks to be of material importance to its business and, to a lesser degree, the remaining trademarks. Emerson licenses the "**Emerson®**" and HH Scott® trademark to third parties, the scope of which is on a limited product and geographic basis and for a period of time. See "Consumer Electronics Segment - Licensing and Related Activities."

*Competition*

The market segment of the consumer electronics industry in which Emerson competes generates approximately $14 billion of factory sales annually and is highly fragmented, cyclical and very competitive. The industry is characterized by the short life cycle of products, which requires continuous design and development efforts.

Emerson primarily competes in the low to medium-priced sector of the consumer electronics market. Management estimates that Emerson has several dozen competitors that are manufacturers and/or distributors, many of which are much larger and have greater financial resources than Emerson. Emerson competes primarily on the basis of:

- its reliability;
- quality;
- price;
- design;
- consumer acceptance of our products; and
- quality service and support to retailers and their customers.

Emerson also competes at the retail level for shelf space and promotional displays, all of which have an impact on its established and proposed distribution channels.

*Seasonality*

Emerson generally experiences stronger demand from its customers for its products in the fiscal quarters ending September and December. But during the last several years this revenue pattern has been less prevalent due to the need for retailers to plan earlier for the winter holiday selling season and our management's ability to obtain additional orders to meet additional product demand during the March and June fiscal quarters.

*Working Capital*

This segment is impacted by its seasonality in that it generally records the majority of annual sales in the quarters ending September and December, requiring it to maintain higher inventory levels during the quarters ending June and September, therefore increasing the working capital needs during these periods. Management believes that the outward license agreements, continued sales margin improvements and the policies in place for returned products should continue to favorably impact our cash flow. Management believes that anticipated cash flow from operations and the financing presently in place will provide sufficient liquidity to meet its operating and debt service cash requirements in the year ahead. Management believes the company's working capital practices are similar to those of its industry.

**Sporting Goods Segment**

*General*

Management believes SSG to be a leading direct mail marketer of sports related equipment and leisure products for sale primarily to the institutional market in the United States.

*Products*

Management believes SSG manufactures and distributes one of the broadest lines of sporting goods, physical educational, recreational and leisure products to the institutional market. SSG offers over 10,000 products, of which SSG manufactures approximately 1,000 of these products and obtains the remainder from external manufacturers. The SSG product lines include: archery; baseball; softball; basketball; camping; football; tennis and other racquet sports; gymnastics; indoor recreation; game tables and physical education; soccer; field and floor hockey; lacrosse; track and field; volleyball; weight lifting; fitness equipment; outdoor playground equipment; and early childhood development products.

Management believes brand recognition is important to the institutional market. Most of SSG's products are marketed under trade names or trademarks owned or licensed by SSG and include the following:

| | | |
|---|---|---|
| Alumagoal® | AMF® | ATEC® |
| Blastball® | BSN® | Champion Barbell |
| Curvemaster® | Fibersport | Flag A Tag® |
| Gamecraft | GSC Sports | Huffy® |
| Maxpro® | MacGregor | New England Camp & Supply |
| NorthAmerican Recreation® | Passon's Sports | Pillo Polo® |
| Port-A-Pit® | Pro Base® | Pro Down® |
| Pro Net | Rol-Dri®and Tidi-Court | Toppleball® |
| U.S. Games, Inc® | Voit® | |

*Growth Strategy*

SSG believes it is well positioned to grow the business due to:

its ability to process and fulfill a high capacity of orders;

its well-developed expertise in catalog design and merchandising; and

its information technology system and its Internet platform.

One of the most important contributions of SSG's information technology platform is that the order processing and fulfillment capabilities are integrated throughout the operations of SSG, including all of SSG's websites. Each website is strategically targeted to a specific customer group or product line. The continued migration of SSG's customers to its websites is important to SSG's growth and success.

*Sales and Distribution*

SSG's websites enable its customers to place orders, access account information, track orders, and perform routine customer service inquiries on a real-time basis, twenty-four hours a day, seven days a week. This functionality allows for more convenience and added flexibility for its customers.

SSG's sourcing, warehousing, distribution and fulfillment capabilities and its fully integrated information system, provide the necessary capacities, logistics, information and technological capabilities to meet the demands and growth potential of commerce via the Internet.

*Domestic Marketing*

SSG offers products directly to the institutional market primarily through:

- a variety of distinctive, information-rich catalogs;
- sales personnel strategically located in certain large metropolitan areas;
- in-bound and out-bound telemarketers;
- a team of experienced bid and quote personnel; and
- the Internet.

SSG's marketing efforts are supported by a database of over 250,000 customers, a call center, a custom-designed distribution center and several manufacturing facilities. SSG currently offers approximately 10,000 sports related equipment products to over 100,000 customers, which include: public and private schools; colleges; universities and military academies; municipal and governmental agencies; military facilities; churches; clubs; camps; hospitals; youth sports leagues; non-profit organizations; team dealers; and certain large retail sporting goods chains.

SSG believes that its customer base in the United States is the largest in the institutional direct mail market for sports related equipment.

*Licensing and Related Activities*

SSG has inward licenses for many well-known names and trademarks that allow it to manufacture, sell, and distribute specified sport related products and equipment to institutional customers using the licensed names for specified royalty fees paid to licensors. See Item 1 "Business-Sporting Goods Segment -Trademarks."

*Design and Manufacturing*

SSG manufactures, assembles and distributes many of its products at its facilities. See Item 2 -- "Properties."

Most of SSG's manufactured products are standardized. Certain products manufactured by SSG are custom made; such as tumbling mats ordered in color or size specifications. The principal raw materials used by SSG in manufacturing are, for the most part, readily available from several different sources. No one supplier accounts for more than 10% of the total raw materials supplied to SSG. Such raw materials include: foam; vinyl; nylon thread; steel and aluminum tubing.

Items not manufactured by SSG are purchased from various suppliers primarily located in the United States, Taiwan, Australia, the Philippines, Thailand, China, Pakistan, Sweden and Canada. SSG has no significant purchase contracts with any major supplier of finished products, and most products purchased from suppliers are available from other sources. Purchases of most finished products are made in U.S. dollars and are, therefore, not subject to direct foreign exchange rate differences.

*Warranties*

SSG typically offers limited warranties for its sporting goods, which are comparable to its competitors.

*Returned Products*

In most instances, SSG's customers have the right to return product within 30 days. Returned products in the sporting goods segment are less frequent than the consumer products segment, and are not considered a significant factor in SSG's operations.

*Backlog*

We believe that backlog is not a significant factor in our sporting goods segment. However, the ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of SSG's business.

*Trademarks*

SSG licenses many well known trade names and trademarks, such as:

- Voit®;
- Huffy®;
- MacGregor®;
- Maxpro®; and
- AMF®.

These licenses allow SSG to manufacture, sell, and distribute specified sport related products and equipment to institutional customers using these names for specified royalty fees. These license agreements have expiration dates ranging from September 30, 2003 through 2040, in some cases with renewable terms.

*Competition*

SSG competes in the institutional sporting goods market principally with:

- local sporting goods dealers;
- retail sporting goods stores;
- other direct mail catalog marketers; and
- providers of sporting goods on the Internet.

SSG has identified approximately 15 other direct mail and internet companies in the institutional market most of whom we believe are competitors that are substantially smaller than SSG in terms of geographic coverage, products, e-commerce capability, customer base and revenues.

SSG competes in the institutional market principally on the basis of brand, price, product availability and customer service. SSG believes it has an advantage in the institutional market over traditional sporting goods retailers and team dealers because its selling prices do not include comparable price markups attributable to traditional multi-distribution channel markups. In addition, SSG's expansive product lines and the ability to control the availability of goods which SSG sources enables it to respond more rapidly to customer demand.

*Seasonality*

The seasonality of Emerson is counterbalanced by SSG which has historically experienced strong revenues during the March quarter primarily due to volume generated by spring and summer sports, favorable outdoor weather conditions and school needs before summer closings, and weak revenues during the December quarter.

*Working Capital*

The sporting goods segment is impacted by seasonality with its March quarter highest sales period, and the quarter ending December being its lowest sales period. This seasonality requires the sporting goods segment to maintain higher amounts of inventory during the quarters ending March and June, therefore increasing the working capital needs during these periods.

Government Regulation

Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated thereunder, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to constant change and revision by government agencies and by action by the United States Trade Representative and may have the effect of increasing the cost of goods purchased by us or limiting quantities of goods available to us from our overseas suppliers. A number of states have adopted statutes regulating the manner of determining the amount of payments to independent service centers performing warranty service on products such as those sold by us. Additional Federal legislation and regulations regarding the importation of consumer electronics products, including the products marketed by us, have been proposed from time-to-time and, if enacted into law, could adversely affect our financial condition and results of operations.

Many of our products are subject to Federal regulations, among other laws, which empowers the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous sporting goods and other articles. The CPSC has the authority to exclude from the market certain articles that are found to be hazardous and can require a manufacturer to refund the purchase price of products that present a substantial product hazard. CPSC determinations are subject to court review. Similar laws exist in some states and cities in the United States.

**Product Liability and Insurance**

Because of the nature of the products sold by us, particularly those products sold by SSG, we are periodically subject to product liability claims resulting from personal injuries. We may become involved in various lawsuits incidental to our business. Additionally, significantly increased product liability claims continue to be asserted successfully against manufacturers and distributors of sports equipment throughout the United States resulting in general uncertainty as to the nature and extent of manufacturers' and distributors' liability for personal injuries. See Item 3

In recent years, product liability insurance has become much more expensive, more restrictive and more difficult to obtain. Accordingly, there can be no assurance that our general product liability insurance will be sufficient to cover any successful product liability claims made. In our opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on the financial condition or results of operations. However, any claims substantially in excess of the insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on our financial condition and results of operations.

**Employees**

As of May 28, 2003, we had approximately 485 employees, of which 145 were employed by Emerson, and 340 were employed by SSG. None of our employees are represented by unions, and we believe our labor relations are good.

**Risk Factors**

You should carefully consider these risk factors in addition to our financial statements, including the notes to such financial statements. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline.

**Business Related Risks**

*The loss of any of our key customers, including Wal-Mart, Target and K-Mart, could negatively affect our revenues and could decrease our earnings.*

We are highly dependent upon sales of our consumer electronic products to certain of our customers, including Wal-Mart, Target and K-Mart. During our fiscal years ended March 31, 2003 and 2002, Wal-Mart stores accounted for approximately 23% and 21%, respectively, Target stores accounted for approximately 17% and 19%, respectively, and K-Mart accounted for approximately 11% and 6%, respectively. Although no other customer in either of our operating segments accounted for greater than 10% of our consolidated net revenues during these periods, other customers may account for more than 10% of our consolidated net revenues in future periods. All purchases of our products by customers in both of our operating segments are made through purchase orders and we do not have any long-term contracts with any of our customers. The loss of customers such as Wal-Mart, Target or K-Mart or any of our other customers to which we sell a significant amount of our products or any significant portion of orders from Wal-Mart, Target or K-Mart or such other customers or any material adverse change in the financial condition of such customers could negatively affect our revenues and decrease our earnings.

*The failure to maintain our relationships with our licensees and distributors or the failure to obtain new licensees or distribution relationships could negatively affect our revenues and decrease our earnings.*

We maintain license agreements that allow licensees to use our Emerson® and H.H. Scott® trademarks for the manufacture and sale of consumer electronics and other products. In addition, we maintain distribution agreements for the distribution of our consumer electronics products into defined geographic areas. Although we have entered into agreements with certain of our licensees and distributors of consumer electronics products, most of which have a term of three years or less and expire between November 2003 and December 2006, we cannot assure that such agreements will be renewed when the terms of such agreements expire or that our relationships with our licensees or distributors will be maintained on satisfactory terms or at all. The failure to maintain our relationships with our licensees and distributors, the failure to obtain new licensees or distribution relationships or the failure by our licensees to protect the integrity and reputation of our Emerson® and H.H. Scott® trademarks could negatively affect our licensing revenues and decrease our earnings.

Our sporting goods business licenses many well-known names and trademarks, including Voit® and MacGregor®. These licenses allow us to manufacture, promote, sell and distribute specified products and equipment. The licensing agreements with Voit® and MacGregor® expire in 2004 and 2040, respectively. Each of these agreements provides for renewal terms, however, we cannot assure that such agreements will be renewed when the terms of such agreements expire or that our relationship with these licensors will be maintained on satisfactory terms or at all. The non-renewal or termination of one or more of our material licenses in our sporting goods business could materially reduce our ability to sell products bearing such names and trademarks and decrease our earnings.

*Our revenues and earnings could be negatively affected if we cannot anticipate market trends or enhance existing products or achieve market acceptance of new products.*

Our success is dependent on our ability to successfully anticipate and respond to changing consumer demands and trends in a timely manner. In addition, to increase our penetration of current markets and gain footholds in new markets for our products, we must maintain existing products and integrate them with new products. We may not be successful in developing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to our products are delayed, or if these products or enhancements fail to achieve market acceptance when released, our sales volume may decline and earnings could be negatively affected. In addition, new products or enhancements by our competitors may cause customers to defer or forgo purchases of our products, which could also negatively affect our revenues and earnings.

*We depend on a limited number of suppliers for our components and raw materials and any interruption in the availability of these components and raw materials used in our products could reduce our revenues and adversely affect our relationship with our customers.*

We rely on a limited number of suppliers, most of which are located outside of the United States, for the components and raw materials used in our consumer electronics and sporting good products. Although there are many suppliers for each of our component parts and raw materials, we are dependent on a limited number of suppliers for many of the significant components and raw materials. This reliance involves a number of significant risks, including:

- unavailability of materials and interruptions in delivery of components and raw materials from our suppliers;
- manufacturing delays caused by such unavailability or interruptions in delivery;
- fluctuations in the quality and the price of components and raw materials; and
- risks related to foreign operations.

We do not have any long-term or exclusive purchase commitments with any of our suppliers. Avatar Mfg., Tonic Electronics and Daewoo are our largest suppliers of components for our consumer electronics products, each of which accounted for more than 10% of our purchases of components for our consumer electronics products for each of our last two fiscal years. In addition, during our latest fiscal year, GMT Industries also accounted for more than 10% of our purchases of components for our consumer electronics products. Our failure to maintain existing relationships with our suppliers or to establish new relationships in the future could also negatively affect our ability to obtain our components and raw materials used in our products in a timely manner. If we are unable to obtain ample supply of product from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers' orders which could reduce our revenues and adversely affect our relationship with our customers.

*The operating results of our sporting good segment could be affected by budgetary restrictions of schools and government agencies.*

A substantial portion of our sporting goods product revenues are generated through sales to the institutional market, including:

- public and private schools;
- colleges and universities;

- military academies;
- municipal and governmental agencies;
- military facilities;
- youth sports leagues; and
- certain retail sporting goods chains.

As a result, our sporting goods business is substantially dependent on the budgetary allowances of schools as well as local, state and federal government agencies. Restrictions or reductions to the budgeted spending of these entities could reduce the amount of goods purchased from us and could materially adversely affect our revenues and earnings.

*If our original equipment manufacturers are unable to deliver our products in the required amounts and in a timely fashion, we could experience delays or reductions in shipments to our customers which could reduce our revenues and adversely affect our relationship with our customers.*

All of our consumer electronic products and approximately 20.0% of our sporting good products are manufactured in accordance with our specifications by original equipment manufacturers located in:

- South Korea;
- China;
- Malaysia; and
- Thailand.

If we are unable to obtain our products from the original equipment manufacturers located in these countries in the required quantities and quality and in a timely fashion, we could experience delays or reductions in product shipments to our customers which could negatively affect our ability to meet the requirements of our customers, as well as our relationships with our customers.

*Unanticipated disruptions in our operations or slowdowns by our suppliers, manufacturers and shipping companies could adversely affect our ability to deliver our products and service our customers which could reduce our revenues and adversely affect our relationship with our customers.*

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on:

- the efficient and uninterrupted operation of our call center, distribution center and manufacturing facilities related to our sporting goods segment; and
- the timely performance of third party manufacturers and suppliers, catalog printers and shipping companies.

Any material disruption or slowdown in the operation of our call center, distribution center, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal manufacturers, suppliers and shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. Our sporting goods segment ships approximately 70% of its products using United Parcel Service. A strike by UPS or any of our other major carriers could materially adversely affect our results of operations as a result of our failure to deliver our products in a timely manner and using other more expensive freight carriers.

In addition to the foregoing, the International Longshore and Warehouse Union, which is the union of dock workers that receives our cargo of import containers on the West Coast, and the Pacific Maritime Association, a group of global ship owners and terminal operators, renew their contracts periodically. A strike by the ILWU, or lockout by the PMA, would significantly slow the receipt of our import products and could cause delays in our ability to process and fulfill customer orders. In addition, these delays may cause orders to be canceled or delivered late and may result in orders being returned or receipt of goods being refused. Any strike or lockout could also cause an increase in backlog and freight charges such as port congestion surcharges, extended peak season surcharges and charges as a result of force majeure clauses, all of which could materially adversely affect our ability to deliver our products to our customers in a timely manner and cause our operating expenses to materially increase.

*The operations of our sporting goods segment are subject to high fixed costs which could adversely affect our earnings.*

The operations and maintenance of our call center, distribution center, manufacturing facilities and management information systems related to our sporting goods segment involve substantial fixed costs. Paper and postage are significant components of our sporting goods segment operating costs. Catalog mailings entail substantial paper, postage, and costs associated with catalog development, each of which is subject to price fluctuations. If net revenues are substantially below expectations, these fixed costs may not be proportionately reduced and could materially adversely affect the earnings of our sporting goods segment and, in turn, our consolidated earnings.

*Our revenues and earnings could be adversely affected by foreign regulations and changes in the political, public health and economic conditions in the foreign countries in which we operate our business.*

We derive a significant portion of our revenues from sales of products manufactured by third parties located primarily in China, South Korea, Malaysia and Thailand. In addition, third parties located in these and other countries located in the same region produce and supply many of the components and raw materials used in our products. Conducting an international business inherently involves a number of difficulties and risks that could adversely affect our ability to generate revenues and could subject us to increased costs. The main factors that may adversely affect our revenues and increase our costs are:

- currency fluctuations which could cause an increase in the price of the components and raw materials used in our products and a decrease in our profits;
- more stringent export restrictions in the countries in which we operate which could adversely affect our ability to deliver our products to our customers;

- tariffs and other trade barriers which could make it more expensive for us to obtain and deliver our products to our customers;

- political instability and economic downturns in these countries which could adversely affect our ability to obtain our products from our manufacturers or deliver our products to our customers in a timely fashion; and

- seasonal reductions in business activity in these countries during the summer months which could adversely affect our sales.

In addition, the recent outbreak of severe acute respiratory syndrome, or SARS, which has had particular impact in China, Hong Kong and Singapore, could have a negative effect on our operations. Our operations, including our ability to obtain our products in a timely fashion, may be impacted by a number of SARS related factors, including disrupting the operation of our suppliers, manufacturers and shipping companies, each of which could adversely affect our earnings.

We have experienced, and may in the future experience, many of these risks and cannot predict the impact of any particular risk on our operations. However, any of these factors may materially adversely affect our revenues and/or increase our operating expenses.

*The seasonality of our business, as well as changes in consumer spending and economic conditions, may cause our quarterly operating results to fluctuate and cause our stock price to decline.*

Our net revenue and operating results may vary significantly from quarter to quarter. The main factors that may cause these fluctuations are:

- seasonal variations in operating results;

- variations in the sales of our products to our significant customers;

- increases in returned consumer electronics products in the March quarter which follows our peak September and December selling quarters;

- variations in manufacturing and supplier relationships;

- if we are unable to correctly anticipate and provide for inventory requirements from quarter to quarter, we may not have sufficient inventory to deliver our products to our customers in a timely fashion or we may have excess inventory that we are unable to sell;

- the discretionary nature of our customers' demands and spending patterns;

- changes in market and economic conditions; and

- competition.

In addition, our quarterly operating results could be materially adversely affected by political instability, war, acts of terrorism or other disasters.

Sales of our consumer electronics products are somewhat seasonal due to consumer spending patterns which tend to result in significantly stronger sales in our September and December fiscal quarters, especially as a result of the holiday season. Our sporting goods segment is also somewhat seasonal due to stronger demand for its products during the March fiscal quarter due to volume generated by spring and summer sports, favorable outdoor weather conditions and school needs before summer closings and weaker revenues during the December fiscal quarter. These patterns will probably not change significantly in the future. Although we believe that the seasonality of our business is based primarily on the timing of consumer demand for our products, fluctuations in operating results can also result from other factors affecting us and our competitors, including new product developments or introductions, availability of products for resale, competitive pricing pressures, changes in product mix and pricing and product reviews and other media coverage. Due to the seasonality of our business, our results for interim periods are not necessarily indicative of our results for the year.

Our sales and earnings can also be affected by changes in the general economy since purchases of consumer electronics and sporting goods are generally discretionary for consumers and subject to budgetary constraints by schools and government agencies. Our success is influenced by a number of economic factors affecting disposable consumer income, such as employment levels, business conditions, budgetary restrictions of schools and government agencies, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending or increase budgetary restrictions at schools and government agencies, thereby negatively affecting our sales and profitability.

As a result of these and other factors, revenues for any quarter are subject to significant variation which may adversely affect the market price for our common stock.

*If our third party sales representatives fail to adequately promote, market and sell our consumer electronic products, our revenues could significantly decrease.*

A portion of our consumer electronic products sales are made through third party sales representative organizations whose members are not our employees. Our level of sales depends on the effectiveness of these organizations, as well as the effectiveness of our own employees. Some of these third party representatives may sell, with our permission, competitive products manufactured by other third parties as well as our products. During our fiscal years ended March 31, 2003 and 2002 , these organizations were responsible for approximately 59% and 56%, respectively, of our net consumer electronics revenues during such periods. In addition, two of these representative organizations were responsible for a significant portion of these revenues. If any of our third party sales representative organizations engaged by us, especially our two largest, fails adequately to promote, market and sell our consumer electronics products, our revenues could be significantly decreased until a replacement organization or distributor could be retained by us. Finding replacement organizations and distributors could be a time consuming process during which our revenues could be negatively impacted.

*Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.*

Our consolidated indebtedness aggregated approximately $29.7 million as of March 31, 2003. As a result, we are subject to the risks associated with significant indebtedness, including:

- we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations and other purposes;

- it may be more difficult and expensive to obtain additional funds through financings, if available at all;

- we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

- if we default under any of our existing credit facilities or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

*We have pledged substantially all of our assets to secure our borrowings and are subject to covenants that may restrict our ability to operate our business.*

A large portion of our indebtedness is secured by substantially all of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our credit facilities impose certain restrictive covenants, including financial, ownership, operational and net worth covenants. Failure to satisfy any of these covenants could result in all or any of the following:

- acceleration of the payment of our outstanding indebtedness;

- our inability to borrow additional amounts under our existing financing arrangements; and

- our inability to secure financing on favorable terms or at all from alternative sources.

Any of these consequences could significantly reduce the amount of cash and financing available to us which in turn would adversely affect our ability to operate our business, including acquiring our products from our manufacturers and distributing our products to our customers.

*The ownership of our common stock by Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President, substantially reduces the influence of our other stockholders.*

Geoffrey Jurick, our Chairman, Chief Executive Officer and President owns approximately 36.0% of our outstanding common stock. Upon completion of the previously announced public offering of shares of common stock owned by Mr. Jurick, he would own approximately 20.7% of our outstanding common stock. As a result, Geoffrey Jurick has the ability to influence significantly the actions that require stockholder approval, including:

- the election of our directors; and

- the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.

As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval. In addition, the selling stockholder's influence could preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

*We are subject to intense competition in the industries in which we operate which could cause material reductions in the selling price of our products or losses of our market share.*

The consumer electronics industry and the institutional market for sporting goods and leisure products are highly competitive, especially with respect to pricing and the introduction of new products and features. Our consumer electronics segment competes in the low to medium-priced sector of the consumer electronics market and competes primarily on the basis of:



- reliability;
- quality;
- price;
- design;
- consumer acceptance of the Emerson® trademark; and
- quality service and support to retailers and our customers.

Our sporting goods segment competes in the institutional sporting goods market principally with local sporting goods dealers, retail sporting goods stores, other direct mail catalog marketers and providers of sporting goods on the Internet. Our sporting goods segment competes principally on the basis of:

- brand;
- price;
- product availability; and
- customer service.

In recent years we and many of our competitors have regularly lowered prices, and we expect these pricing pressures to continue. If these pricing pressures are not mitigated by increases in volume, cost reductions or changes in product mix, our revenues and profits could be substantially reduced. As compared to us, many of our competitors have:

- significantly longer operating histories;
- significantly greater managerial, financial, marketing, technical and other competitive resources; and
- greater name recognition.

As a result, our competitors may be able to:

- adapt more quickly to new or emerging technologies and changes in customer requirements;
- devote greater resources to the promotion and sale of their products and services; and
- respond more effectively to pricing pressures.

These factors could materially adversely affect our operations and financial condition. In addition, competition could increase if:

- new companies enter the market;
- existing competitors expand their product mix; or
- we expand into new markets.

An increase in competition could result in material price reductions or loss of our market share.

*Our business could be adversely affected if we cannot protect our intellectual property rights or if we infringe on the intellectual property rights of others.*

Our ability to compete effectively will depend on our ability to maintain and protect our proprietary rights. We own the Emerson® trademark, which is materially important to our business, as well as our other trademarks and proprietary rights that are used for certain of our home entertainment and consumer electronics products. In addition, we license names and trademarks in connection with our sporting goods business. Our trademarks are registered throughout the world, including the United States, Canada, Mexico, France, Spain, Germany and the United Kingdom. However, third parties may seek to challenge, invalidate, circumvent or render unenforceable any proprietary rights owned by or licensed to us. In addition, in the event third party licensees fail to protect the integrity of our trademarks, the value of these marks could be adversely affected.

The laws of some foreign countries in which we operate may not protect our proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect our intellectual property rights. Our inability to protect our proprietary rights could materially adversely affect the license of our tradenames and trademarks to third parties as well as our ability to sell our products. Litigation may be necessary to:

- enforce our intellectual property rights;
- protect our trade secrets; and
- determine the scope and validity of such intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management's attention to the operation of our business.

We may receive notice of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and we could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block our ability to make, use, sell, distribute or market our products and services in such jurisdiction. We may also be required to seek licenses to such intellectual property. We cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to us. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of our products and could result in increased costs to us.

*We could be exposed to product liability claims for which our product liability insurance may be inadequate.*

A failure of any of the products marketed by us, particularly those products sold by our sporting goods segment, may subject us to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of our products. Although we currently maintain product liability insurance in amounts which we consider adequate, we cannot assure that:

- our insurance will provide adequate coverage against potential liabilities;
- adequate product liability insurance will continue to be available in the future; or
- our insurance can be maintained on acceptable terms.

To the extent product liability losses are beyond the limits or scope of our insurance coverage, our expenses could materially increase.

*We may seek to make acquisitions that prove unsuccessful or strain or divert our resources.*

We may seek to grow our business through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our earnings, including:

- the diversion of our management's attention from our everyday business activities;
- the assimilation of the operations and personnel of the acquired business;
- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and
- the need to expand management, administration and operational systems.

If we make such acquisitions we cannot predict whether:

- we will be able to successfully integrate the operations of any new businesses into our business;

- we will realize any anticipated benefits of completed acquisitions; or

- there will be substantial unanticipated costs associated with acquisitions.

In addition, future acquisitions by us may result in:

- potentially dilutive issuances of our equity securities;

- the incurrence of additional debt; and

- the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

We continuously evaluate potential acquisitions of related businesses. However, we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

*The inability to use our tax net operating losses could result in a charge to earnings and could require us to pay higher taxes.*

Both Emerson and SSG have substantial tax net operating losses available to reduce taxable income for federal and state income tax purposes. A portion of the benefit associated with the tax net operating losses has been recognized as a deferred tax asset in our financial statements and could be used to reduce our tax liability in future profitable periods. We believe these net deferred tax assets will be realized through tax planning strategies available in future periods and future profitable operating results. Although realization is not assured at either Emerson or SSG, we believe it is more likely than not that all of the remaining net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced or eliminated in the near term if certain tax planning strategies are not successfully executed or estimates of future taxable income during the carryforward period are reduced. In addition, transactions consummated by us or Geoffrey Jurick, including the offering of the shares by Mr. Jurick in connection with the offering, that together with other transactions consummated by Emerson, SSG or the selling stockholder or that involve the common stock of Emerson or SSG that are deemed collectively to result in a change of control of Emerson or SSG, respectively, under the tax code could limit the use of our tax net operating losses. In the event that either Emerson or SSG is unable to utilize its tax net operating losses in a reasonable time frame, it would be required to adjust its deferred tax asset on its financial statements which would result in a charge to earnings. Additionally, should the utilization of tax net operating losses be limited, we would be required to pay a greater amount of taxes in future periods.

**Market Related Risks**

*The market price of our common stock has experienced significant price and volume fluctuations from time to time.*

The market price for our common stock and for securities of similar companies have from time to time experienced significant price and volume fluctuations that are unrelated to operating performance. Factors which may affect our market price include:

- market conditions in the industries in which we operate;
- competition;
- sales or the possibility of sales of our common stock;
- our results of operations and financial condition; and
- general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our common stock.

*Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our board of directors and management.*

Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors.

*Future sales of our common stock may affect our stock price.*

The placement or sale of a substantial number of shares of our common stock could cause a decrease in the market price of our common stock. We had approximately 27.4 million shares of common stock issued and outstanding as of May 31, 2003. As of May 31, 2003, approximately 17.5 million shares were freely tradeable without restriction and the remainder will be saleable with restriction under Rule 144. We have filed a registration statement for the public offering of approximately 4.2 million shares of common stock and upon closing of the offering, approximately 21.7 million shares would be freely tradeable without restriction. In addition, options and warrants to purchase approximately 1.3 million shares of our common stock were outstanding as of May 31, 2003. As of May 31, 2003, 1.1 million of those stock options and warrants were vested and substantially all of the remaining options and warrants will vest over the next year. We may also issue additional shares in connection with our business and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of such shares were sold in the public market, the market value of our common stock could be adversely affected.

**Forward-Looking Information**

This report contains various forward-looking statements made under the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and information that is based on management's beliefs as well as assumptions made by and information currently available to management. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. When used in this report, the words "anticipate", "believe", "estimate", "expect", milar expressions are intended to identify forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under "Risk Factors" set forth above and "Critical Accounting Policies" set forth in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Due to these uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. For additional risk factors as they relate to the sporting goods segment, see SSG's Form 10-K for the fiscal year ended March 28, 2003 Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors that May Affect the Company's Business or Future

## Item 2. PROPERTIES

The following table sets forth the material properties owned or leased by us:

| Facility Purpose | Approximate Square Footage | Location | Lease Expires or is Owned |
|---|---|---|---|
| Consumer electronics segment: | | | |
| Corporate headquarters | 22,000 | Parsippany, NJ | October 2008 |
| Hong Kong office | 10,000 | Hong Kong, China | July 2005 |
| Sporting goods segment: | | | |
| Manufacturing and corporate headquarters | 135,000 | Farmers Branch, TX | December 2004 |
| Warehouse and fulfilment processing | 181,000 | Farmers Branch, TX | December 2004 |
| Warehouse | 31,000 | Farmers Branch, TX | December 2003 |
| Manufacturing | 62,500 | Sparks, NV | December 2006 |
| Manufacturing | 35,000 | Anniston, AL | Owned |
| Manufacturing | 45,000 | Anniston, AL | Owned |

Emerson also utilizes public warehouse space. Such public warehouse commitments are evidenced by contracts with terms typically of one year. Public warehouse expenses for Emerson varies based on a percentage of sold products shipped from the location. In addition, Emerson leases from SSG on a month to month basis approximately 75,000 sq. ft of warehousing space.

We believe that the properties used for our operations are in satisfactory condition and adequate for our present and anticipated future operations. In addition to the facilities listed above, SSG leases space in various locations, primarily for use as sales offices, which lease terms range from month to month to three years and are not material to us.

## Item 3. LEGAL PROCEEDINGS

We are a party to various litigation matters, in most cases involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results or operations or cash flows.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter.

# PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

### (a) Market Information

Our common stock has traded on the American Stock Exchange under the symbol MSN since December 22, 1994. The following table sets forth the range of high and low sales prices for our common stock as reported by the American Stock Exchange during the last two fiscal years.

| | Fiscal 2003 | | Fiscal 2002 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 1.95 | $ 1.05 | $ 1.69 | $ 1.16 |
| Second Quarter | 4.39 | 1.45 | 2.00 | 1.00 |
| Third Quarter | 5.89 | 2.22 | 1.59 | 1.13 |
| Fourth Quarter | 7.94 | 4.87 | 1.74 | 1.15 |

There is no established trading market for our Series A convertible preferred stock, whose conversion feature expired as of March 31, 2002.

### (b) Holders

At May 8, 2003, there were approximately 385 stockholders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker "street

### (c) Dividends

Our policy has been to retain all available earnings, if any, for the development and growth of our business. We have not paid and do not intend to pay cash dividends on our common stock.

(d) Unregistered Securities

On August 1, 2002, Emerson granted 200,000 warrants with an exercise price of $2.20 which fully vest after one year from date of grant in conjunction with a consulting agreement. During February 2003, 100,000 warrants were exercised, and accordingly the Company issued 100,000 shares of restricted stock under the terms of the agreement. The above transaction was a private transaction not involving a public offering and was exempt from the registration provisions of the Securities Act of 1933, as amended ("the Act"), pursuant to Section 4(2) thereof. The sale of the securities was without the use of an underwriter, and the shares of common stock bear a restrictive legend permitting transfer thereof only upon registration or an exemption under the Act.

## Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the five years ended March 31, 2003. For the years ended April 2, 1999 through March 31, 2000, we changed our financial reporting year to a 52/53 week year ending on the Friday closest to March 31. Beginning in fiscal 2001, we changed our financial reporting year to end on March 31. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, and Item 7 - "Management's Discussion and Analysis of Results of Operations and Financial Condition."

| | March 31, 2003 | March 31, 2002 | March 31, 2001 (1) | March 31, 2000 | April 2, 1999 |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| **Summary of Operations:** | | | | | |
| Net Revenues (2) | $ 347,784 | $ 316,048 | $ 373,004 | $ 200,742 | $ 159,096 |
| Operating Income | $ 19,537 | $ 10,314 | $ 13,493 | $ 5,334 | $ 3,278 |
| Income before cumulative effect of change in accounting principle | $ 27,046 | $ 19,407 | $ 12,653 | $ 3,620 | $ 289 |
| Cumulative effect of change in account Principle | (5,546) | -- | -- | -- | -- |
| Net Income | $ 21,500 | $ 19,407 | $ 12,653 | $ 3,620 | $ 289 |
| **Balance Sheet Data at Period End:** | | | | | |
| Total Assets | $ 134,562 | $ 135,839 | $ 119,006 | $ 63,511 | $ 60,872 |
| Current Liabilities | 48,668 | 54,723 | 45,330 | 30,057 | 29,828 |
| Long-Term Debt | 18,079 | 29,046 | 38,257 | 20,891 | 20,847 |
| Shareholders' Equity | 51,237 | 34,740 | 15,131 | 12,563 | 10,197 |
| Working Capital | 49,101 | 49,290 | 39,497 | 9,854 | 6,859 |
| Current Ratio | 2.0 to 1 | 1.9 to 1 | 1.9 to 1 | 1.3 to 1 | 1.2 to 1 |
| **Per Common Share: (3)** | | | | | |
| Net Income (Loss) Per Common Share – Basic | $ .78 | $ .62 | $ .36 | $ .07 | $ (.01) |
| Net Income (Loss) Per Common Share – Diluted | $ .75 | $ .52 | $ .33 | $ .07 | $ (.01) |
| **Weighted Average Shares Outstanding:** | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Basic | 27,716 | 31,298 | 35,066 | 47,632 | 49,398 |
| Diluted | 28,640 | 40,485 | 38,569 | 53,508 | 49,398 |
| **Common Shareholders' Equity per Common Share (4)** | $ 1.72 | $ .99 | $ .33 | $ .19 | $ .13 |

(1) Prior to March 23, 2001, the investment in SSG was accounted for under the equity method of accounting. On March 23, 2001, a majority interest in SSG was reached and required this interest be accounted for as a partial purchase to the extent of the change in control. The assets and liabilities of SSG have been revalued to fair value to the extent of Emerson's interest in SSG. SSG's results of operations and the minority interest related to those results have been included in our results of operations as though it had been acquired at April 1, 2000.

(2) Net revenues have been reclassified for fiscal 1999 through 2002 due to the adoption of EITF 01-09, "Accounting For Consideration Given by a Vendor to a Customer" in fiscal 2003.

(3) For fiscal 2002, 2001 and 2000, dilutive securities include 3,531,000, 3,066,000 and 5,876,000 shares, respectively, assuming conversion of Series A preferred stock at a price equal to 80% of the weighted average market value of a share of common stock, determined as of March 31, 2002, 2001, and 2000. For fiscal 2003, 2002 and 2001, dilutive securities also include 924,000, 452,000 and 437,000 shares assuming conversion of 1,195,000, 1,645,000 and 1,658,000 options, respectively, and 100,000 warrants for fiscal 2003. For fiscal 2002 dilutive securities also included 5,204,000 shares assuming the conversion of convertible debentures. Per common share data is based on the net income and deduction of the amount of dividends required to be paid to the holders of the preferred stock (resulting in a loss attributable to common stockholders for fiscal 1999) and the weighted average of common stock outstanding during each fiscal year. Loss per share does not include potentially dilutive securities assumed outstanding since the effects of such conversion would be anti-dilutive.

(4) Calculated based on common shareholders' equity divided by the basic weighted average shares of common stock outstanding. Common shareholders' equity for fiscal years 2003 through 1999, is equal to total shareholders' equity less the Series A preferred stock equity of $3,677,000, $3,677,000, $3,677,000, $3,677,000 and $3,714,000, respectively.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During fiscal 2001, Emerson increased its ownership in SSG to 50.1%. Accordingly, Emerson's and SSG's results of operations are consolidated for fiscal 2003, 2002 and 2001. See Item 8 – "Financial Statements and Supplementary Data Note 1 and Note 3 of Notes to the Consolidated Financial Statements."

Management's Discussion and Analysis of Results of Operation is presented in three parts: consolidated operations, the consumer electronics segment and the sporting goods segment.

In the following discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all figures are approximations.

### Consolidated Operations:

The following table sets forth, for the periods indicated, certain items related to our consolidated statements of operations as a percentage of net revenues for the fiscal years ended March 31. A detailed discussion of the material changes in our operating results is set forth under our discussion of our two operating segments: consumer electronics and sporting goods.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenues (in thousands) | $ 347,784 | $ 316,048 | $ 373,004 |
| | 100.0% | 100.0% | 100.0% |
| Cost of sales | 79.1% | 80.3% | 81.7% |
| Other operating costs and expenses | 1.3% | 1.6% | 1.2% |
| Selling, general and administrative Expenses | 14.0% | 14.8% | 13.5% |
| Operating income | 5.6% | 3.3% | 3.6% |
| Litigation settlement, net | - - % | 0.9% | - - % |
| Interest expense, net | 0.7% | 1.0% | 1.1% |
| Minority interest in net loss of Consolidated subsidiary | 0.2% | 0.5% | 0.6% |
| Benefit for income taxes | (2.7%) | (2.4%) | (0.3%) |
| Cumulative effect of change in Accounting principle | 1.6% | -- | -- |
| Net income | 6.2% | 6.1% | 3.4% |

**Results of Consolidated Operations - Fiscal 2003 compared with Fiscal 2002**

Net Revenues - Net revenues for fiscal 2003 were $347.8 million as compared to $316.0 million for fiscal 2002. The increase in net revenues was primarily due to an increase of approximately $32.7 million in the consumer electronics segment, partially offset by a decrease of approximately $1.0 million in the sporting goods segment.

Cost of Sales - Cost of sales, as a percentage of consolidated net revenues, decreased from 80.3% in fiscal 2002 to 79.1% in fiscal 2003. The decrease in cost of sales was primarily the result of higher margins in the consumer electronics segment in the current fiscal year. In absolute terms, cost of sales increased $21.4 million in fiscal 2003 as compared to fiscal 2002.

Other Operating Costs and Expenses - Other operating costs and expenses are associated with the consumer electronics segment. Other operating costs decreased from $4.9 million (1.6% of net revenues) in fiscal 2002 to $4.3 million (1.3% of net revenues) in fiscal 2003, primarily as a result of a decrease in costs related to inventory carrying expenses.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A were $48.7 million (14.0% of net revenues) in fiscal 2003 as compared to $46.9 million (14.8% of net revenues) in fiscal 2002. The increase in S,G&A in absolute terms was primarily the result of increases in S,G&A in the consumer electronics segment, partially offset by decreases in the sporting goods segment.

Litigation Settlement, net - Litigation settlement in fiscal 2002 was the result of the consumer electronics segment settling litigation in the amount of $2.9 million, net of legal costs with a former trademark licensee.

Interest expense, net - Interest expense decreased from $3.2 million (1.0% of net revenues) in fiscal 2002 to $2.5million (0.7% of net revenues) in fiscal 2003. The decrease is primarily due to the consumer electronics segment along with a lesser decrease in the sporting goods segment. The decreases in both segments were the result of lower borrowing and lower interest rates.

Minority Interest in Net Loss of Consolidated Subsidiary - Minority interest in net loss of consolidated subsidiary represents that portion of the sporting goods segment loss for the fiscal year that was not included in the consolidated statements of operations. See Item 8- "Financial Statements and Supplementary Data – Note 1 of Notes to Consolidated Financial Statements."

Benefit For Income Taxes - Benefit for income taxes in absolute terms was ($9.3) million in fiscal 2003 as compared to ($7.7) million in fiscal 2002. The increase in tax benefit in fiscal 2003 was primarily the result of a reduction in a valuation reserve in the consumer electronics segment, previously established against the deferred tax assets relating to the accounts receivable and inventory temporary differences, as well as the recognition of management's estimation of net operating loss carryforwards subject to limitations under IRC Section 382. See Item 8 – "Financial Statements and Supplementary Data – Note 7 of Notes to Consolidated Financial Statements."

Cumulative Effect of Change in Accounting Principle - On April 1, 2002, we adopted Financial Accounting Standards Board's Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill not be amortized, but instead be tested for impairment at least annually by reporting unit. Goodwill is required to be tested for impairment in a transitional test upon adoption and then at least annually by reporting unit. As a result of our impairment testing, we recorded a non-cash "cumulative effect of accounting change" of approximately $5.5 million due to the impairment of all of the goodwill attributed to the Company's sporting goods segment. See Item 8 – "Financial Statements and Supplementary Data Note 5 of Notes to Consolidated Financial Statements."

Net Income - As a result of the foregoing factors, we earned net income of $21.5 million (6.2% of net revenues) for fiscal 2003 as compared to $19.4 million (6.1% of net revenues) for fiscal 2002.

**Results of Consolidated Operations – Fiscal 2002 compared with Fiscal 2001**

Net Revenues - Net revenues for fiscal 2002 were $316.0 million as compared to $373.0 million for fiscal 2001. The decrease in net revenues was primarily due to a decrease of approximately $47.5 million in the consumer electronics segment and approximately a $9.5 million decrease in the sporting goods segment. During fiscal 2002 and 2001, license revenues of $7.0 million and $3.9 million, respectively, were recorded by the consumer electronics segment.

Cost of Sales - Cost of sales, as a percentage of consolidated net revenues, decreased from 81.7% in fiscal 2001 to 80.3% in fiscal 2002. The decrease in cost of sales was primarily the result of higher margins in the consumer electronics segment in the current fiscal year, and the benefit of higher license revenues in fiscal 2002 by the consumer electronics segment. In absolute terms, cost of sales decreased $50.9 million in fiscal 2002 as compared to fiscal 2001.

Other Operating Costs and Expenses - Other operating costs and expenses are associated with the consumer electronics segment. Other operating costs increased from $4.4 million (1.2% of net revenues) in fiscal 2001 to $4.9 million (1.6% of net revenues) in fiscal 2002, primarily as a result of an increase in costs related to inventory carrying expenses and a lower sales base.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A, as a percentage of net revenues, were 14.8% in fiscal 2002 as compared to 13.5% in fiscal 2001, and in absolute terms were $46.9 million for fiscal 2002 as compared to $50.4 million for fiscal 2001. The decrease in S,G&A in fiscal 2002 was primarily the result of decreases in S,G&A in the sporting goods segment.

Litigation Settlement, net - Litigation settlement is the result of the consumer electronics segment settling litigation in fiscal 2002 in the amount of $2.9 million, net of legal costs with a former trademark licensee.

Interest expense, net - Interest expense decreased from $4.1 million (1.1% of net revenues) in fiscal 2001 to $3.2 million (1.0% of net revenues) in fiscal 2002. The decreases in both segments were the result of lower borrowing and lower interest rates.

Minority Interest in Net Loss of Consolidated Subsidiary - Minority interest in net loss of consolidated subsidiary represents that portion of the sporting goods segment loss for the fiscal year that was not included in the consolidated statements of operations. See Item 8 – "Financial Statements and Supplementary Data – Note 1 of Notes to Consolidated Financial Statements."

Benefit For Income Taxes - Benefit for income taxes in absolute terms was ($7.7) million in fiscal 2002 as compared to ($944,000) in fiscal 2001. The increase in the tax benefit was primarily the result of a reduction in a valuation reserve in the consumer electronics segment previously established against the deferred tax assets relating to the accounts receivable and inventory temporary differences, as well as the recognition of management's estimation of net operating loss carryforwards subject to limitations under IRC Section 382.

Net Income - As a result of the foregoing factors, we earned net income of $19.4 million (6.1% of net revenues) for fiscal 2002 as compared to $12.7 million (3.4% of net revenues) for fiscal 2001.

**Consumer Electronics Segment:**

The following table summarizes certain financial information relating to the consumer electronics segment for the fiscal years ended March 31 (in thousands):

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenues | $ 245,167 | $ 212,447 | $ 259,943 |
| Cost of sales | 202,650 | 179,777 | 223,954 |
| Other operating costs | 4,347 | 4,949 | 4,358 |
| Selling, general & administrative | 17,690 | 14,617 | 14, 509 |
| Operating income | 20,480 | 13,104 | 17,122 |
| Litigation settlement, net | - - | 2,933 | - - |
| Interest expense, net | (1,893) | (2,420) | (2,051) |
| Income before income taxes | 18,587 | 13,617 | 15,071 |
| Provision (benefit) for income taxes | (9,289) | (7,661) | 1,142 |
| Net income | $27,876 | $21,278 | $ 13,929 |

**Results of Consumer Electronics Operations - Fiscal 2003 compared with Fiscal 2002**

Net Revenues - Net revenues for fiscal 2003 increased $32.7 million (15.4%) to $245.2 million as compared to $212.5 million for fiscal 2002. The increase in net revenues was a result of an increase in licensing, unit sales of audio and themed products offset by a reduction in unit sales of microwave oven products.

Cost of Sales - Cost of sales, as a percentage of net revenues, decreased from 84.6% in fiscal 2002 to 82.7% in fiscal 2003. The decrease in cost of sales was primarily due to higher margins on product sales and an increase in licensing revenue. In absolute terms, cost of sales increased $22.9 million in fiscal 2003 as compared to fiscal 2002. Gross profit margins continue to be subject to competitive pressures arising from pricing strategies associated with the price categories of the consumer electronics market in which Emerson competes. Emerson's products are generally placed in the low-to-medium priced category of the market, which has a tendency to be highly competitive. Emerson believes that the combination of its direct import program; various outward license agreements; the continued introduction of higher margin products; use of inward license agreements; and further reduction in product return rates will continue to favorably impact its gross profit margins.

Other Operating Costs and Expenses - Other operating costs and expenses, as a percentage of net revenues, were 1.8% in fiscal 2003 as compared to 2.3% in fiscal 2002. In absolute terms, other operating costs and expenses decreased $602,000 for fiscal 2003 as compared to the same period in fiscal 2002. The decrease was primarily due to a decrease in inventory servicing costs.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A, as a percentage of net revenues, were 7.2% in fiscal 2003 as compared to 6.9% in fiscal 2002. S,G&A, in absolute terms, increased $3.1 million in fiscal 2003 as compared to the prior fiscal year. The increase in S,G&A in absolute terms between fiscal 2003 and 2002 was primarily due to additional bad debt expense and increased payroll costs.

Litigation Settlement, net - Litigation settlement was the result of a settled litigation in fiscal 2002, which was a one time event.

Interest Expense, net - Interest expense decreased from $2.4 million (1.1% of net revenues) in fiscal 2002 to $1.9 million (0.8% of net revenues) in fiscal 2003. The decrease was attributable primarily to decreased borrowings and lower interest costs.

Provision (benefit) for Income Taxes - Emerson's benefit for income taxes was $9.3 million (-3.8% of net revenues) for fiscal 2003 as compared to a benefit of $7.7 million (-3.6% of net revenues) for fiscal 2002. The benefit of $9.3 million consisted primarily of the reduction in the valuation reserve previously established against the deferred tax assets relating to the accounts receivable and inventory temporary differences, as well as the recognition of management's estimation of net operating loss carryforward's subject to limitations under IRC Section 382, which management believes it was likely to realize the benefit of such net deferred tax assets. This is partially offset by foreign and state taxes. See Item 8 – "Financial Statements and Supplementary Data – Note 7 of Notes to Consolidated Financial Statements."

Net Income - As a result of the foregoing factors, the consumer electronics segment generated net income of $22.3 million (9.1% of net revenues) in fiscal 2003 as compared to $21.3 million (10.0% of net revenues) in fiscal 2002.

Results of Consumer Electronics Operations – Fiscal 2002 compared with Fiscal 2001

Net Revenues - Net revenues for fiscal 2002 decreased $47.5 million (18.3%) to $212.4 million as compared to $259.9 million for fiscal 2001. The decrease in net revenues was a result of a general slow-down in the economy and a reduction in unit sales of microwave oven products and audio products. Such decreases were partially offset by revenues earned from the licensing of the Emerson's trademarks increasing by $3.0 million for the twelve months ended March 31, 2002 as compared to the same period in the prior fiscal year..

Cost of Sales - Cost of sales, as a percentage of consolidated net revenues, decreased from 86.2% in fiscal 2001 to 84.6% in fiscal 2002. The decrease in cost of sales was primarily due to higher margins on product sales and an increase in licensing revenue. In absolute terms, cost of sales decreased $44.2 million in fiscal 2002 as compared to fiscal 2001.

Other Operating Costs and Expenses - Other operating costs and expenses as a percentage of net revenues were 2.3% in fiscal 2002 as compared to 1.7% in fiscal 2001. In absolute terms, other operating costs and expenses increased $591,000 for fiscal 2002 as compared to the same period in fiscal 2001. The increase was primarily due to an increase in inventory servicing costs.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A, remained relatively unchanged in absolute terms at $14.5 million (5.6%) in fiscal 2001 as compared to $14.6 million (6.9% of net revenues) in fiscal 2002. The increase in S,G&A in relative terms was mainly due to the fixed nature of the S,G&A costs. In absolute terms, increases in costs were a result of establishing an additional bad debt reserve for an account that filed for bankruptcy protection, and increased professional fees, which were partially offset by the collection of non-trade receivables that were written off in fiscal 2001. The non-trade credit receivables represented receivables related to licensing activity that at the time of the write-off the collectibility was questionable.

Litigation Settlement, net - Litigation settlement is the result of a settled litigation in fiscal 2002 in the amount of $2.9 million, net of legal costs, with a former trademark licensee. The license agreement with Emerson ceased in the year ending March 31, 1998.

Interest Expense, net - Interest expense increased from $2.1 million (0.8% of net revenues) in fiscal 2001 to $2.4 million (1.1% of net revenues) in fiscal 2002. The increase was attributable primarily to increased borrowings partially offset by lower interest costs.

Provision for Income Taxes - Emerson recorded a benefit of $7.7 million (-3.6% of net revenues) for fiscal 2002 as compared to $1.1 million (0.4% of net revenues) provision for fiscal 2001. The benefit of $7.7 million consisted primarily of the reduction in the valuation reserve previously established against the deferred tax assets relating to the accounts receivable and inventory temporary differences, as well as the recognition of management's estimation of net operating loss carryforward's subject to limitations under IRC Section 382, which management believes it was likely to realize the benefit of such net deferred tax assets. This is partially offset by foreign and state taxes. See Item 8 – "Financial Statements and Supplementary Data Note 7 of Notes to Consolidated Financial Statements."

Net Income - As a result of the foregoing factors, the consumer electronics segment generated net income of $21.3 million (10.0% of net revenues) in fiscal 2002 as compared to $13.9 million (5.4% of net revenues) in fiscal 2001.

Sporting Goods Segment:

The following table summarizes certain financial information relating to the sporting goods segment for the fiscal years 2003, 2002, and 2001 (in thousands):

| | 2003 | 2002 | 2001 (Unaudited) |
|---|---|---|---|
| Net revenues | $ 102,617 | $ 103,601 | $ 113,061 |
| Cost of sales | 72,588 | 74,106 | 80,809 |
| Selling, general & administrative | 30,972 | 32,285 | 35,880 |
| Operating income (loss) | (943) | (2,790) | (3,628) |
| Interest expense, net | (618) | ( 793) | (2,017) |
| Loss before income taxes and cumulative effect of change in accounting principle | (1,561) | (3,583) | (5,645) |
| Provision (benefit) for income Taxes | -- | -- | (2,086) |
| Cumulative effect of change in accounting principle | (7,442) | -- | -- |
| Net loss | $ (9,003) | $ (3,583) | $ (3,559) |

**Results of Sporting Goods Operations - Fiscal 2003 compared with Fiscal 2002**

Net Revenues - Net revenues for fiscal 2003 decreased approximately $984,000 (1.0%) as compared to fiscal 2002. The decrease in net revenues was primarily a result of revenue losses in our Team Dealer operations and decreases in school spending for athletic programs.

Cost of Sales - Cost of sales, as a percentage of net revenues, decreased for fiscal 2003 to 70.7% as compared to 71.5% for 2002. In absolute terms, cost of sales decreased in fiscal 2003 by $1.5 million as compared to fiscal 2002 due to the consolidation of several of our plants, exiting certain unprofitable product lines and improved product sourcing.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A expenses for fiscal 2003 decreased by $1.3 million (4.1%) as compared to fiscal 2002. As a percentage of net revenues, S,G&A decreased to 30.2% in fiscal 2003 from 31.2% in fiscal 2002. The decrease in S,G& A in absolute and relative terms was primarily due to: (i) a decrease in payroll related costs; (ii) a decrease in amortization and depreciation; and (iii) a decrease in professional fees.

Interest Expense, net - Interest expense, net decreased approximately $175,000 (22.1%) in fiscal 2003 as compared to fiscal 2002. The decrease was attributable primarily to decreased overall levels of borrowing and lower interest rates.

Provision (benefit) for Income Taxes - No benefit for income taxes was recorded in the fiscal 2003 or fiscal 2002. The sporting goods segment has a net operating loss carryforward included in net deferred tax assets that can be used to offset future taxable income and can be carried forward for 15 to 20 years. As such, realization of the deferred tax asset is dependent on generating sufficient taxable income, either through operations or tax planning strategies, prior to the expiration of loss carryforwards. See Item 8 – "Financial Statements and Supplementary Data Note 7 of Notes to Consolidated Financial Statements."

Cumulative Effect of Change in Accounting Principle - On April 1, 2002, we adopted Financial Accounting Standards Board's Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill not be amortized, but instead be tested for impairment at least annually by reporting unit. Goodwill is required to be tested for impairment in a transitional test upon adoption and then at least annually by reporting unit. As a result of our testing, a non-cash "cumulative effect of accounting change" write down of approximately $7.4 million was recorded. As a result of the write down of $7.4 million, SSG has no remaining goodwill on their financial statements.

Net loss - As a result of the foregoing factors, a net loss of $9.0 million was reported for fiscal 2003 as compared to a net loss of $3.6 million for fiscal 2002.

**Results of Sporting Goods Operations - Fiscal 2002 compared with Fiscal 2001**

Net Revenues - Net revenues for fiscal 2002 decreased $9.5 million (8.4%) as compared to fiscal 2001. The decrease in net revenues was primarily a result of a general slow-down in the economy, reduced participation in traditional youth sports, a reduced sales force and the discontinuation of certain unprofitable and low margin product lines.

Cost of Sales - Cost of sales, as a percentage of net revenues, remained primarily the same for fiscal 2002 and fiscal 2001 at 71.5%. In absolute terms, cost of sales decreased in fiscal 2002 by $6.7 million as compared to fiscal 2001 due to decreases in net revenues.

Selling, General and Administrative Expenses ("S,G&A") - S,G&A expenses for fiscal 2002 decreased by $3.6 million as compared to fiscal 2001. As a percentage of net revenues, S,G&A decreased to 31.2% in fiscal 2002 from 31.7% in fiscal 2001. The decrease in expenses was primarily due to a decrease in payroll related costs, promotional costs, depreciation and amortization and lower sales and use tax expense.

Interest Expense, net - Interest expense, net decreased $1.2 million (60.7%) in fiscal 2002 as compared to fiscal 2001. The decrease was attributable primarily to decreased overall levels of borrowing and lower interest rates.

Provision (benefit) for Income Taxes - The benefit for income taxes decreased approximately $2.1 million to a benefit of $0 in fiscal 2002 as compared to fiscal 2001. The sporting goods segment has a net operating loss carryforward included in net deferred tax assets that can be used to offset future taxable income and can be carried forward for 15 to 20 years. As such, realization of the sporting goods deferred tax asset is dependent on generating sufficient taxable income, either through operations or tax planning strategies, prior to the expiration of loss carryforwards. Based upon the operating results of the sporting goods segment for fiscal 2002, the sporting goods segment has not provided an income tax benefit related to its loss before income taxes. See Item 8 – "Financial Statements and Supplementary Data – Note 7 of Notes to Consolidated Financial Statements."

Net loss - As a result of the foregoing factors, the sporting goods segment generated a net loss of $3.6 million for each of fiscal 2002, and fiscal 2001.

**Liquidity and Capital Resources**

Net cash provided by operating activities was $15.5 million for fiscal 2003. Cash was primarily provided by our profitability, and a reduction of accounts receivable, partially offset by an increase in inventory and prepaid expenses and other current assets.

Net cash used by investing activities was $647,000 for fiscal 2003 primarily for additions to property, plant and equipment, which primarily was used for additions to the computer and software category.

Net cash utilized by financing activities was $22.6 million for fiscal 2003 primarily for reducing short and long-term borrowings, and by purchases of our stock.

Emerson and SSG maintain credit facilities of $40 million and $25 million, respectively. These facilities provide for a term loan, revolving loans and letters of credit. The term loan which is recorded on Emerson's books is a $15 million facility which amortized over a three year period. As of March 31, 2003, there was $12 million outstanding under this facility. In addition Emerson and SSG have revolving credit facilities both in the amounts of $25 million, which are subject to certain limits which, in the aggregate cannot exceed the lesser of $25 million, or a "Borrowing Base" amount based on specified percentages of eligible accounts receivable and inventories. Both Emerson and SSG are required to maintain various financial covenants, with which they were both in compliance as of March 31, 2003. At March 31, 2003, there were approximately $17.5 million of borrowings under SSG's facility, with no borrowings by Emerson. No letters of credit were outstanding under either facility as of March 31, 2003.

Two of our foreign subsidiaries maintain various credit facilities, aggregating $52.5 million, with Hong Kong banks consisting of the following:

- a $7.5 million letter of credit facility with a $2.5 million seasonal increase which is used for inventory purchases; and

- two back-to-back letter of credit facilities totaling $45 million.

At March 31, 2003, our Hong Kong subsidiary pledged $1.7 million in certificates of deposit to this bank to assure the availability of the $7.5 million credit facility and a $2.5 million seasonal line increase. At March 31, 2003, there were approximately $5.9 million of letters of credit outstanding under these credit facilities. The letter of credit facility requires a net worth covenant of the foreign subsidiaries with which the Company was in compliance at March 31, 2003.

*Short-Term Liquidity.* Cash decreased to $11.4 million as of March 31, 2003 from $19.2 million as of March 31, 2002.

Liquidity for the consumer electronics segment is impacted by its seasonality in that it generally records the majority of our annual sales in the quarters ending September and December. This requires the consumer electronics segment to maintain higher inventory levels during the quarters ending June and September, therefore increasing the working capital needs during these periods. Additionally, the consumer electronics segment receives the largest percentage of product returns in the quarter ending March. The higher level of returns during this period adversely impacts Emerson's collection activity, and therefore its liquidity. Management believes that the license agreements as discussed above, continued sales margin improvement and the policies in place for returned products, should continue to favorably impact its cash flow. In fiscal 2003, products representing approximately 64% of net revenues of the consumer electronics segment were imported directly to our customers which contributes significantly to Emerson's liquidity.

Liquidity for the sporting goods segment is also impacted by its seasonality in that it generally records the majority of revenues in the March quarter which is its highest sales period. The quarter ending December is its lowest sales period. This requires the sporting goods segment to maintain higher amounts of inventory during the quarters ending March and June, therefore increasing the working capital needs during these periods.

Our principal existing sources of cash are generated from operations and borrowings available under our revolving credit facility. As of March 31, 2003, we had $17.7 million of borrowing capacity available under our $50.0 million revolving credit facilities (reflecting outstanding loans of approximately $ 17.5 million). In addition, at March 31, 2003 we had $44.7 million available under our letters of credit facilities, which total $52.5 million. We believe that our existing sources of cash for the consumer electronics segment and sporting goods segment will be sufficient to support our existing operations over the next 12 months.

*Long-Term Liquidity.* We continue to be subject to competitive pressures arising from pricing strategies. SSG has discontinued certain lower margin products in favor of higher margin replacement products. Management believes that this, together with our various license agreements and the continued introduction of higher margin products in both segments, the closure of certain manufacturing locations at SSG and the related sourcing of less costly product from foreign manufacturers combined with reduced selling, general and administrative expenses will result in continued improved profitability. Both senior secured credit facilities for Emerson and SSG impose financial covenants. Non-compliance with the covenants could materially affect our future liquidity. Management believes that anticipated cash flow from operations and the financing noted above will provide sufficient liquidity to meet our operating and debt service cash requirements on a long-term basis.

The following summarizes our obligations at March 31, 2003 for the periods shown (in thousands):

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 –3 years | 3 – 5 years | More than 5 years |
| Notes payable | $ 29,649 | $ 11,587 | $ 18,062 | $ -- | $ -- |
| Capital lease obligations | 64 | 47 | 17 | -- | -- |
| Leases | 6,145 | 2,699 | 2,696 | 750 | -- |
| Total | $ 35,858 | $ 14,333 | $ 20,775 | $ 750 | $ -- |

As of March 31, 2003, there were no material capital expenditure commitments and no substantial commitments for purchase orders outside the normal purchase orders used to secure product.

**Critical Accounting Policies**

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States accounting principles. The preparation of these financial statements, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We consider certain accounting policies related to inventories, trade accounts receivables, impairment of long lived assets, valuation of deferred tax assets, sales return reserves and cooperative advertising accruals to be critical policies due to the estimation processes involved in each.

*Inventories.* Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis for our consumer electronics segment, and weighted-average and standard costs basis for our sporting goods segment. We record inventory reserves to reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. Conversely, if market conditions improve, such reserves are reduced.

*Trade Accounts Receivable.* We extend credit based upon evaluations of a customer's financial condition and provide for any anticipated credit losses in our financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required. Conversely, reserves are deducted to reflect credit and collection improvements.

*Intangible Assets.* SSG has intangible assets related to other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves management judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. On April 1, 2002, we adopted SFAS 142, which requires us to cease amortization of goodwill, to perform a transitional test for potential goodwill impairment upon adoption, and then test goodwill for impairment at least annually by reporting unit. See Note 5 – "Goodwill and Other Intangible Assets".

*Income Taxes.* We record a valuation allowance to reduce the amount of our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that we determined that we would not be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it were determined that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

*Sales Return Reserves.* Our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for our products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period.

*Cooperative Advertising Accruals.* Cooperative advertising programs promotions and other volume-based incentives, which are provided to retailers and distributors for advertising and sales promotions, are accounted for on an accrual basis as a reduction in net revenues in the period, which the related sales are recognized as per EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer".

**Recently-Issued Financial Accounting Pronouncements**

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. We adopted this standard on April 1, 2002. The adoption of SFAS No. 144 did not have an impact on our consolidated financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections (Statement 145)." Statement 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Statement 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement 44 and made numerous technical corrections. We adopted this standard on January 1, 2003. The adoption of SFAS 145 did not have an effect on our consolidated financial statements other than reclassification of amounts reported.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard addresses financial accounting and reporting for costs associated with business exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)". This standard is effective for exit or disposal activities initiated after December 31, 2002. We adopted this standard on January 1, 2003. The adoption of SFAS 146 did not have an effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain guarantees entered into after December 31, 2002 to be initially recognized and recorded at fair value and also requires new disclosures related to guarantees even if the likelihood of a guarantor having to make payments under the guarantees is remote. We adopted this interpretation as of January 1, 2003 and such adoption did not have an impact on our consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Statement 148 provides alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148's amendment of the transition and annual disclosure requirements of Statements 123 are effective for fiscal years ending after December 15, 2002. Statement 148's amendment of the disclosure requirements of Opinion 28 is effective for interim periods beginning after December 15, 2002. We adopted this standard on January 1, 2003. The adoption of SFAS 148 is reflected in Note 9 to the Notes to Consolidated Financial Statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation of variable interest entities ("VIE's"). FIN 46 requires a variable interest entity to be consolidated by a parent company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The consolidation requirements of FIN 46 apply immediately to VIE's created after January 31, 2003. For older entities, these requirements will begin to apply in the first fiscal year or interim period beginning after June 15, 2003. We do not believe that FIN 46 will have an impact on the Company's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which addresses how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuers. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this Statement and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this Statement. We have not determined the impact of SFAS 150 on our consolidated financial statements.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

### Inflation, Foreign Currency, and Interest Rates

Neither inflation nor currency fluctuations had a significant effect on our results of operations during fiscal 2003. Our exposure to currency fluctuations has been minimized by the use of U.S. dollar denominated purchase orders, and by sourcing production in more than one country. The consumer electronics segment purchases virtually all of its products from manufacturers located in various Asian countries.

The interest on borrowings under our credit facilities is based on the prime rate. While a significant increase in interest rates could have an adverse effect on our financial condition and results of operations, management believes that given the present economic climate, interest rates are not expected to increase significantly during the coming year.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements



◈ All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

## REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
of Emerson Radio Corp.

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries as of March 31, 2003 and March 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 14(a)(1). These consolidated financial statements and schedule are the responsibility of the management of Emerson Radio Corp. and Subsidiaries. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emerson Radio Corp. and Subsidiaries at March 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Accounting Standard No. 142, "Goodwill and Other Intang
April 1, 2002.

ERNST & YOUNG LLP

New York, New York
May 19, 2003

## EMERSON RADIO CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended March 31, 2003, 2002, and 2001
(In thousands, except per share data)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net revenues | $ 347,784 | $ 316,048 | $ 373,004 |
| Costs and expenses: | | | |
| Cost of sales | 275,238 | 253,883 | 304,764 |
| Other operating costs and expenses | 4,347 | 4,949 | 4,358 |
| Selling, general and administrative expenses | 48,662 | 46,902 | 50,389 |
| | 328,247 | 305,734 | 359,511 |
| Operating income | 19,537 | 10,314 | 13,493 |
| Litigation settlement, net | - - | 2,933 | - - |
| Interest expense, net | (2,511) | (3,213) | (4,068) |
| Minority interest in net loss of consolidated Subsidiary | 731 | 1,712 | 2,284 |
| Income before income taxes and cumulative effect of change in accounting principle | 17,757 | 11,746 | 11,709 |
| Benefit for income taxes | (9,289) | (7,661) | (944) |
| Income before cumulative effect of change in accounting principle | 27,046 | 19,407 | 12,653 |
| Cumulative effect of change in accounting Principle | (5,546) | - - | - - |
| Net income | $ 21,500 | $ 19,407 | $ 12,653 |
| Basic net income per share | | | |
| Income before cumulative effect of change in accounting principle | $ .98 | $ .62 | $ .36 |
| Cumulative effect of change in accounting Principle | (.20) | - - | - - |
| | $ .78 | $ .62 | $ .36 |
| Diluted net income per share | | | |
| Income before cumulative effect of change in accounting principle | $ .94 | $ .52 | $ .33 |
| Cumulative effect of change in accounting Principle | (.19) | - - | - - |
| | $ .75 | $ .52 | $ .33 |
| Weighted average shares outstanding | | | |
| Basic | 27,716 | 31,298 | 35,066 |
| Diluted | 28,640 | 40,485 | 38,569 |

The accompanying notes are an integral part of the consolidated financial statements.

## EMERSON RADIO CORP. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### As of March 31, 2003 and 2002
### (In thousands, except share data)

| ASSETS | 2003 | 2002 |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ 11,413 | $ 19,228 |
| Accounts receivable (less allowances of $3,938 and $5,320, respectively) | 24,593 | 29,401 |
| Other receivables | 2,954 | 2,337 |
| Inventories | 45,177 | 41,657 |
| Prepaid expenses and other current assets | 6,871 | 3,719 |
| Deferred tax assets | 6,761 | 7,671 |
| Total current assets | 97,769 | 104,013 |
| Property, plant, and equipment | 9,823 | 11,116 |
| Deferred catalog expenses | 1,912 | 2,017 |
| Cost in excess on net assets acquired | -- | 5,546 |
| Trademarks and other intangible assets | 5,613 | 6,132 |
| Deferred tax assets | 17,595 | 5,728 |
| Other assets | 1,850 | 1,287 |
| Total Assets | $ 134,562 | $ 135,839 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Short-term borrowings | $ 1,918 | $ 11,303 |
| Current maturities of long-term borrowings | 11,634 | 8,853 |
| Accounts payable and other current liabilities | 30,596 | 30,647 |
| Accrued sales returns | 3,768 | 3,817 |
| Income taxes payable | 752 | 103 |
| Total current liabilities | 48,668 | 54,723 |
| Long-term borrowings | 18,079 | 29,046 |
| Minority interest | 16,578 | 17,330 |
| Shareholders' Equity: | | |
| Preferred shares – 10,000,000 shares authorized; 3,677 shares issued and outstanding, | 3,310 | 3,310 |
| Common shares -- $.01 par value, 75,000,000 shares authorized; 51,981,431 and 51,475,511 shares issued; 27,413,089 and 31,166,478 shares outstanding, respectively | 520 | 515 |
| Capital in excess of par value | 115,122 | 114,451 |
| Accumulated other comprehensive losses | (104) | (122) |
| Accumulated deficit | (47,936) | (69,436) |
| Treasury stock, at cost, 24,568,342 and 20,309,033 shares, respectively | (19,675) | (13,978) |
| Total shareholders' equity | 51,237 | 34,740 |
| Total Liabilities and Shareholders' Equity | $ 134,562 | $ 135,839 |

The accompanying notes are an integral part of the consolidated financial statements.

# EMERSON RADIO CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### For The Years Ended March 31, 2003, 2002, and 2001
### (In thousands, except share data)

| | Preferred Stock | Common Shares Issued Number Of Shares | Common Shares Issued Par Value | Treasury Stock | Capital In excess of Par Value | Accumulated Other Comprehensive Losses | Accumulated Deficit | Total Shareholders Equity |
|---|---|---|---|---|---|---|---|---|
| Balance – March 31, 2000 | $ 3,310 | 51,331,615 | $ 513 | $ (3,028) | $ 113,289 | $ (76) | $ (101,445) | $ 12,563 |
| Purchase of treasury stock | | | | (10,164) | | | | (10,164) |
| Exercise of stock options and warrants | | 143,896 | 2 | | 170 | | | 172 |
| Preferred stock dividends | | | | | | | | |
| Declared | | | | | | | ( 51) | ( 51) |
| Comprehensive income: | | | | | | | | |
| Net income for the year | | | | | | | 12,653 | 12,653 |
| Currency translation adjustment | | | | | | (5) | | (5) |
| Unrealized loss | | | | | | (37) | | (37) |
| Comprehensive income | | | | | | | | 12,611 |
| Balance – March 31, 2001 | 3,310 | 51,475,511 | 515 | (13,192) | 113,459 | (118) | (88,843) | 15,131 |
| Purchase of treasury stock | | | | (786) | | | | (786) |
| Preferred dividend cancellation | | | | | 992 | | | 992 |
| Comprehensive income: | | | | | | | | |
| Net income for the year | | | | | | | 19,407 | 19,407 |
| Currency translation adjustment | | | | | | (1) | | (1) |
| Unrealized loss | | | | | | (3) | | (3) |
| Comprehensive income | | | | | | | | 19,403 |
| Balance – March 31, 2002 | 3,310 | 51,475,511 | 515 | (13,978) | 114,451 | (122) | (69,436) | 34,740 |
| Purchase of treasury stock | | | | (5,697) | | | | (5,697) |
| Exercise of stock options and warrants | | 505,920 | 5 | | 622 | | | 627 |
| Issuance of common stock warrants | | | | | 49 | | | 49 |
| Comprehensive income: | | | | | | | | |
| Net income for the year | | | | | | | 21,500 | 21,500 |
| Interest rate swap | | | | | | 20 | | 20 |
| Unrealized loss on securities | | | | | | (2) | | (2) |
| Comprehensive income | | | | | | | | 21,518 |
| Balance – March 31, 2003 | $ 3,310 | 51,981,431 | $ 520 | $ (19,675) | $ 115,122 | $ (104) | $ (47,936) | $ 51,237 |

The accompanying notes are an integral part of the consolidated financial statements.

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended March 31, 2003, 2002, and 2001
(In thousands)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income | $ 21,500 | $ 19,407 | $ 12,653 |
| Adjustments to reconcile net income to net | | | |
| Cash provided by operating activities: | | | |
| Minority interest | (731) | (2,958) | (2,284) |
| Depreciation and amortization | 3,142 | 3,601 | 2,729 |
| Deferred tax assets | (10,957) | (7,899) | - - |
| Equity in earnings of affiliate | -- | -- | 1,476 |
| Cumulative effect of accounting change | 5,546 | -- | - - |
| Asset valuation and loss reserves | (447) | 1,634 | (284) |
| Other | 18 | (4) | (42) |
| Changes in assets and liabilities, net of acquisition of SSG: | | | |
| Accounts receivable | 5,572 | (3,363) | 3,966 |
| Other receivables | (617) | (1,556) | 3,534 |
| Inventories | (3,858) | 2,806 | (9,463) |
| Prepaid expenses and other current assets | (3,047) | 312 | (74) |
| Other assets | (1,197) | (231) | 84 |
| Accounts payable and other current liabilities | (100) | (1,528) | (2,876) |
| Income taxes payable | 649 | (378) | 346 |
| Net cash provided by operations | 15,473 | 9,843 | 9,765 |
| Cash Flows from Investing Activities: | | | |
| Purchase of SSG, net of cash acquired of $1,271 | -- | -- | (2,378) |
| Additions to property and equipment | (647) | (896) | (110) |
| Net cash used by investing activities | (647) | (896) | (2,488) |
| Cash Flows from Financing Activities: | | | |
| Net borrowings under line of credit facility | (9,385) | 3,577 | 2,180 |
| Long-term retirements | (8,186) | (497) | (37) |
| Payment of dividend on preferred stock | -- | - | (13) |
| Purchase of preferred and common stock | (5,697) | (786) | (10,164) |
| Exercise of stock options and warrants | 627 | -- | 172 |
| Other | -- | -- | 33 |
| Net cash provided (used) by financing activities | (22,641) | 2,294 | (7,829) |
| Net increase (decrease) in cash and cash equivalents | (7,815) | 11,241 | (552) |
| Cash and cash equivalents at beginning of year | 19,228 | 7,987 | 8,539 |
| Cash and cash equivalents at end of year | $ 11,413 | $ 19,228 | $ 7,987 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for interest | $ 2,184 | $ 3,391 | $ 4,102 |
| Cash paid for income taxes | $ 1,226 | $ 1,278 | $ 784 |

The accompanying notes are an integral part of the consolidated financial statements.

EMERSON RADIO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

**Note 1 -- Significant Accounting Policies:**

**Background and Basis of Presentation**

The consolidated financial statements include the accounts of Emerson Radio Corp. ("Emerson", consolidated – the "Company") and its majority-owned subsidiaries, including Sport Supply Group, Inc. ("SSG"). All significant intercompany transactions and balances have been eliminated.

The Company operates in two business segments: consumer electronics and sporting goods. The consumer electronics segment designs, sources, imports and markets a variety of consumer electronic products and licenses the "Emerson" trademark for a variety of products domestically and internationally to certain licensees. The sporting goods segment, which is operated through Emerson's 53.2% ownership of SSG, manufactures and markets sports related equipment and leisure products to institutional customers in the United States.

Prior to March 23, 2001, Emerson accounted for its investment in SSG using the equity method of accounting. On March 23, 2001, Emerson obtained a controlling interest in SSG and is accounting for this interest as a step acquisition. The assets and liabilities of SSG have been revalued to fair value to the extent of Emerson's 50.1% interest in SSG as of March 23, 2001. For fiscal 2001, SSG's results of operations and the minority interest related to those results have been included in the Company's results of operations as though it had been acquired at the beginning of the year ended March 31, 2001.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

**Cash Equivalents**

Short-term investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

**Fair Values of Financial Instruments**

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to short-term maturity of these financial instruments. The carrying amounts of bank debt approximate their fair value due to their variable rate interest features. The fair value of the preferred stock is based on the fair value of the common stock into which the preferred stock is convertible. The carrying value of the debentures approximate fair value.

Investments

The Company determines the appropriate classifications of securities at the time of purchase. The investments held by the Company at March 31, 2003 and 2002 were classified as "available-for-sale securities", and are included in prepaid expenses and other current assets. Realized gains and losses are reported separately as a component of income, and unrealized gains and losses are reported separately as a component of comprehensive income. Declines in the market value of securities deemed to be other than temporary are included in earnings.

Concentrations of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. Accounts receivable for the consumer electronics segment represent sales to retailers and distributors of consumer electronics throughout the United States and Canada. Accounts receivable for the sporting goods segment represent sales to all levels of public and private schools, colleges, universities, and military academies, municipal and governmental agencies, military facilities, churches, clubs, camps, hospitals, youth sports leagues, non-profit organizations, team dealers and certain large retail sporting goods chains. The Company periodically performs credit evaluations of its customers but generally does not require collateral. The Company provides for any anticipated credit losses in the financial statements based upon management's estimates and ongoing reviews of recorded allowances. The allowance for doubtful accounts was approximately $1,243,000, $2,945,000, and $2,105,000 as of March 31, 2003, 2002, and 2001, respectively. See Note 14 – Business Segment Information and Major Customers.

Depreciation, Amortization and Valuation of Property

Property and equipment, stated at cost, are being depreciated by the straight-line method over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets.

Depreciation of property, plant and equipment is provided by the straight-line method as follows:

| | |
|---|---|
| ▫ Buildings | Thirty to forty years |
| ▫ Machinery and Equipment | Five years to ten years |
| ▫ Computer Equipment and Software | Three years to ten years |
| ▫ Furniture & Fixtures and Office Equipment | Five years to seven years |

Intangible Assets

Goodwill and other intangible assets are primarily related to acquisitions. Trademarks and servicemarks relate to costs incurred in connection with the licensing agreements for the use of certain trademarks and service marks in conjunction with the sale of our products. Other items classified as other intangible assets consist of patents, trademarks, websites, and customer base.

Amortization of intangible assets is provided by the straight-line method as follows:

| | |
|---|---|
| ▫ Trademarks and servicemarks | Five to forty years |
| ▫ Patents | Seven to eleven years |

The cost of intangible assets and related accumulated amortization are removed from our accounts during the year in which they become fully amortized. See Note 5 – Goodwill and Other Intangible Assets of Notes to the Consolidated Financial Statements.

Revenue Recognition

Revenues are recognized primarily FOB shipping point. Under the Direct Import Program for the consumer electronics segment, title passes in the country of origin. Under the Domestic Program for the consumer electronics segment and the sporting goods segment, title passes primarily at the time of shipment. Estimates for possible returns are based upon historical return rates and netted against revenues. Under the sporting goods segment, subject to certain limitations, customers have the right to return product within a set period if they are not completely satisfied. Under the consumer electronics segment, returns are not permitted unless defective.

Cost of Sales

Cost of sales includes actual product cost, change in inventory reserves, duty, buying costs, the cost of transportation to the Company's warehouses from its manufacturers, warehousing costs, and an allocation of depreciation and amortization.

Other Operating Costs and Expenses

Other operating costs and expenses pertains only to the consumer electronics segment, and includes costs associated with returned product received from retailers, the costs associated with the markdown of returned inventory, and an allocation of depreciation and amortization. Because we do not include other operating costs and expenses in cost of sales, our gross margin may not be comparable to those of other distributors that may include all costs related to the cost of product to their cost of sales and in the calculation of gross margin.

### Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of procuring product or costs not included in other operating costs and expenses.

### Foreign Currency

The assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Related translation adjustments are reported as a separate component of shareholders' equity. Losses resulting from foreign currency transactions are included in the Consolidated Statements of Operations.

The Company does not enter into foreign currency exchange contracts to hedge its exposures related to foreign currency fluctuations.

### Advertising and Deferred Catalog Expenses

Advertising expenses are charged to operations as incurred, except for production costs related to direct-response advertising activities, which are capitalized. Direct response advertising pertains to the sporting goods segment of the Company, which consists primarily of catalogs. Production and distribution costs, primarily printing and postage, associated with catalogs are amortized over twelve months which approximates average usage of the catalogs produced. Catalog amortization expenses, which are included in the selling, general and administrative expenses line item of the consolidated statements of operations for the fiscal 2003, 2002, and 2001 were approximately $3,270,000, $3,363,000, and $4,022,000, respectively.

### Cooperative Advertising Expenses

Cooperative advertising programs and other volume-based incentives are accounted for under the accrual basis as a reduction in net revenue per the requirements of EITF 01-09 in the period in which the related sales are recognized. Cooperative advertising expenses were approximately $4,632,000, $2,403,000, and $3,325,000, for fiscal 2003, 2002, and 2001, respectively.

### Internet Expenses

The Company expenses the operating and development costs of it's Internet websites.

Income Taxes

Deferred income taxes are provided for the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation reserves are provided for the deferred tax assets when realization of the assets is not reasonably assured. See Note 7.

Comprehensive Income

Comprehensive income is net income adjusted for changes in fair value of hedge instruments, unrealized gains or losses, and foreign currency translation adjustments. See the Consolidated Statements of Changes in Shareholders' Equity for a table of comprehensive income.

Net Earnings Per Common Share

Net earnings per share of common share are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options are treated as common stock equivalents when dilution results from their assumed exercise.

Stock- Based Compensation

Emerson and SSG have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees: ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on date of grant, no compensation expense is recognized. Emerson and SSG have adopted the disclosure-only provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For the purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information for fiscal 2003, 2002 and 2001 follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income: (in thousands) | | | |
| As reported | $21,500 | $19,407 | $12,653 |
| Less: Stock-based compensation Expense | (107) | (124) | (595) |
| Pro forma | $21,393 | $19,283 | $12,058 |
| Net income (loss) per common share: | | | |
| Basic – as reported | $ .78 | $ .62 | $ .36 |
| Basic – pro forma | $ .77 | $ .62 | $ .34 |
| Diluted – as reported | $ .75 | $ .52 | $ .33 |
| Diluted – pro forma | $ .75 | $ .52 | $ .31 |

The weighted average fair values of employee stock options granted under the Emerson plan in fiscal 2003, 2002 and 2001 are $0.68, $1.18 and $0.84, respectively. The fair values were estimated using the following assumptions and the Black-Scholes option valuation model:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 5.91% | 5.91% | 5.29% |
| Expected life | 10 years | 10 years | 10 years |
| Expected volatility | .98 | .98 | .99 |
| Expected dividend yield | 0.00% | 0.00% | 0.00% |

SSG's fair values were calculated using the following for fiscal 2003, 2002 and 2001: (i) a risk free interest rate of 4.10%, 4.15% and 4.29%; (ii) a weighted average expected life of 3 years; (iii) an expected volatility of 36%, 39% and 55%; and (iv) a no dividend yield. The weighted average fair value of employee stock options granted for the SSG Plan in fiscal 2003, 2002, and 2001 was $0.59, $0.41 and $0.59, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Emerson'
stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Derivative Financial Instruments

The Company accounts for its interest rate protection agreement under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires all derivatives to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. The Company uses a derivative financial instrument to manage its interest rate risk associated with fluctuations in interest rates on its debt.

Recent Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. We adopted this standard on April 1, 2002. The adoption of SFAS No. 144 did not have an impact on our consolidated financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and technical Corrections" (Statement 145). Statement 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Statement 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). In addition, the FASB rescinded Statement 44 and made numerous technical corrections. We adopted this standard on January 1, 2003. The adoption of SFAS 145 did not have an effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)". This standard is effective for exit or disposal activities initiated after December 31, 2002. We adopted this standard on January 1, 2003. The adoption of SFAS 146 did not have an effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain guarantees entered into after December 31, 2002 to be initially recognized and recorded at fair value and also requires new disclosures related to guarantees even if the likelihood of a guarantor having to make payments under the guarantees is remote. We adopted this interpretation as of January 1, 2003 and such adoption did not have an impact on our consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Statement 148 provides alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148's amendment of the transition and annual disclosure requirements of Statements 123 are effective for fiscal years ending after December 15, 2002. Statement 148's amendment of the disclosure requirements of Opinion 28 is effective for interim periods beginning after December 15, 2002. We adopted this standard on January 1, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation of variable interest entities ("VIE's"). FIN 46 requires a variable interest entity to be consolidated by a parent company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The consolidation requirements of FIN 46 apply immediately to VIE's created after January 31, 2003. For older entities, these requirements will begin to apply in the first fiscal year or interim period beginning after June 15, 2003. We do not believe that FIN 46 will have an impact on the Company's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which addresses how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuers. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this Statement and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this Statement. We have not determined the impact of SFAS 150 on our consolidated financial statements.

### Reclassifications

Certain reclassifications were made to conform prior year's financial statements to the current presentation.

### Note 2 -- Inventories:

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out for the consumer electronics segment and for the sporting goods segment, standard cost methods for items manufactured and weighted-average cost for items purchased for resale. As of March 31, 2003 and 2002, inventories consisted of the following:

| | March 31, 2003 | March 31, 2002 |
|---|---|---|
| | (In thousands) | |
| Raw materials | $ 2,095 | $ 2,153 |
| Work-in-process | 318 | 258 |
| Finished | 45,387 | 41,531 |
| | 47,800 | 43,942 |
| Less inventory allowances | (2,623) | (2,285) |
| | $ 45,177 | $ 41,657 |

### Note 3 -- Acquisition of Affiliate:

As of March 31, 2001 Emerson owned 4,463,223 (50.1% of the issued and outstanding) shares of common stock of SSG. Accordingly, for fiscal 2001, 2002 and 2003 Emerson accounted for its investment in SSG by consolidating SSG under purchase method of accounting. As of March 31, 2003 and March 31, 2002, Emerson owned 4,746,023 (53.2% of the issued and outstanding) shares of common stock of SSG.

Effective March 1997, Emerson entered into a Management Services Agreement with SSG, under which each company provides various managerial and administrative services to the other company for a fee at terms reflected in an arms length transaction. For the fiscal years 2003, 2002, and 2001, SSG billed Emerson pursuant to the management services agreement fees of approximately $627,000, $539,000, and $401,000, respectively, while Emerson billed SSG management service agreement fees of $320,000, $276,000, and $164,000, respectively. These charges have been eliminated in consolidation.

**Note 4 – Property, Plant, and Equipment:**

As of March 31, 2003 and 2002, property, plant, and equipment was comprised of the following:

| | 2003 | 2002 |
|---|---|---|
| | (In thousands) | |
| Land | $ 9 | $ 9 |
| Buildings | 1,192 | 1,024 |
| Computer Equipment & Software | 10,737 | 10,476 |
| Furniture and fixtures | 1,417 | 1,617 |
| Machinery and equipment | 2,717 | 2,432 |
| Leasehold improvements | 379 | 246 |
| | 16,451 | 15,804 |
| Less accumulated depreciation and amortization | 6,628 | 4,688 |
| | $ 9,823 | $ 11,116 |

Depreciation and amortization of property, plant, and equipment amounted to $2,191,000, $2,352,000, and $2,729,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

**Note 5 – Goodwill and Other Intangible Assets**

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill not be amortized but instead be tested for impairment at least annually by reporting unit. We adopted SFAS 142 effective April 1, 2002. As a result, we ceased recording amortization of goodwill on April 1, 2002.

Goodwill is required to be tested for impairment in a transitional test upon adoption and then at least annually by reporting unit. Goodwill impairment testing must also be performed more frequently if events or other changes in circumstances indicate that goodwill might be impaired. Under the provisions of SFAS 142, a two step process is used to evaluate goodwill impairment. Under step one of the evaluation process, the carrying value of a reporting unit is compared to its fair value to determine if a potential goodwill impairment exists. Under step two of the evaluation process, if a potential goodwill impairment is identified during step one, then the amount of goodwill impairment, if any, is measured using a hypothetical purchase price allocation approach.

The results of our step one analysis indicated that we had a potential impairment of goodwill. In our step two analysis, the fair value of the goodwill was determined through a third party appraisal. The appraisal determined fair value of the assets and liabilities to be the price that they could be sold for in a current arms-length transaction between willing parties. As a result of our step two impairment testing, we recorded a non-cash "cumulative effect of accounting change" increase in our net loss of approximately $5.5 million.

Changes in the carrying amount of goodwill for the fiscal year ended March 31, 2003, are as follows (in thousands):

| | | |
|---|---|---|
| Balance as of April 1, 2002 | $ | 5,546 |
| Impairment charges | | (5,546) |
| Balance as of March 31, 2003 | $ | -- |

The reconciliation of previously reported net income and earnings per share to adjusted net income and earnings per share excluding goodwill amortization is as follows for the years ended March 31, 2003, 2002 and 2001 (in thousands, except per share data):

EMERSON RADIO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income before cumulative effect Of change in accounting principle | $ 27,046 | $ 19,407 | $ 12,653 |
| Goodwill amortization expense, net of tax | -- | 255 | 142 |
| Adjusted income before cumulative effect of Change in accounting principle | $ 27,046 | $ 19,662 | $ 12,795 |
| Net income | $ 21,500 | $ 19,407 | $ 12,653 |
| Goodwill amortization expense, net of tax | -- | 255 | 142 |
| Adjusted net income | $ 21,500 | $ 19,662 | $ 12,795 |
| Earnings per share - basic: | | | |
| Income before cumulative effect Of change in accounting principle | $ .98 | $ .62 | $ .36 |
| Goodwill amortization expense, net of tax | -- | .01 | -- |
| Adjusted income before cumulative effect Of change in accounting Principle | $ .98 | $ .63 | $ .36 |
| Net income | $ .78 | $ .62 | $ .36 |
| Goodwill amortization expense, net of tax | -- | .01 | -- |
| Adjusted net income | $ .78 | $ .63 | $ .36 |
| Earnings per share – diluted: | | | |
| Income before cumulative effect Of change in accounting principle | $ .94 | $ .52 | $ .33 |
| Goodwill amortization expense, net of tax | -- | .01 | -- |
| Adjusted income before cumulative Effect of change in accounting Principle | $ .94 | $ .53 | $ .33 |
| Net income | $ .75 | $ .52 | $ .33 |
| Goodwill amortization expense, net of tax | -- | .01 | -- |
| Adjusted net income | $ .75 | $ .53 | $ .33 |

Other intangible assets as of March 31, 2003 consist of (in thousands):

| | Gross Carrying Amount | Amortization Expense | Accumulated Amortization | Amortization Period | Weighted Average Amortization Period |
|---|---|---|---|---|---|
| Amortized Intangible Assets | | | | | |
| Trademarks | $ 6,848 | $ 325 | $ 3,018 | 10-40 years | 17 years |
| Trade names | 1,130 | 57 | 114 | 20 years | 20 years |
| Patents | 685 | 98 | 196 | 7 years | 7 years |
| Other | 350 | 36 | 72 | 10 years | 10 years |
| Total | $ 9,013 | $ 516 | $ 3,400 | | |

As of March 31, 2003, estimated amortization expense of other intangible assets for each of the next five years is as follows (in thousands):

| | |
|---|---|
| 2004 | $ 407 |
| 2005 | 407 |
| 2006 | 369 |
| 2007 | 305 |
| 2008 | 241 |
| Thereafter | 3,884 |
| | $ 5,613 |

**Note 6 -- Borrowings:**

As of March 31, 2003 and 2002, short-term borrowings consisted of the following:

| | 2003 | 2002 |
|---|---|---|
| | (In thousands) | |
| Revolver *(Revolver A)* | $ -- | $ 8,671 |
| Foreign bank loan *(Foreign Bank Loan)* | 1,918 | 2,632 |
| Short-term borrowings | $ 1,918 | $ 11,303 |

As of March 31, 2003 and 2002, long-term borrowings consisted of the following:

| | 2003 | 2002 |
|---|---|---|
| | (In thousands) | |
| 8-1/2% Senior Subordinated Convertible Debentures Due 2002 *(Debentures)* | $ -- | $ 20,750 |
| Revolver *(Revolver B)* | -- | -- |
| Term loan *(Term Loan)* | 12,000 | -- |
| Notes payable under revolving line of credit *(Revolver C)* | 17,522 | 16,839 |
| Equipment notes and other | 191 | 310 |
| | 29,713 | 37,899 |
| Less current maturities | 11,634 | 8,853 |
| Long-term debt and notes payable | $ 18,079 | $ 29,046 |

*Refinancing Transaction in fiscal 2003.* On June 28, 2002, Emerson entered into a $40 million Revolving Credit and Term Loan Agreement ("Loan Agreement") with several U.S. financial institutions. The Loan Agreement provides for a $25 million revolving line of credit *(Revolver B)* and a $15 million term loan *(Term Loan)*. The $25 million revolving line of credit replaced Emerson's existing $15 million senior secured facility *(Revolver A)* and provides for revolving loans subject to individual maximums which, in the aggregate, are not to exceed the lesser of $25 million or a "Borrowing Base" as defined in the Loan Agreement.

The $15 million term loan *(Term Loan)* combined with cash earned from Emerson's operations was used to retire all of Emerson's 8.5% Senior Subordinated Convertible Debentures (*Debentures*) in the amount of $20.75 million.

*Revovler A* - As of March 31, 2002, Emerson had an existing Loan and Security Agreement (the "Loan and Security Agreement"), which included a senior secured credit facility in the amount of $15 million with a U.S. financial institution. The facility provided for revolving loans and letters of credit, subject to individual maximums, which in the aggregate, could not exceed the lesser of $15 million or a "Borrowing Base" amount based on specified percentages of eligible accounts receivable and inventories. Amounts outstanding under the senior credit facility were secured by (i) substantially all of Emerson's U.S. and Canadian assets except for trademarks, which were subject to a negative pledge covenant, and (ii) a portion of its investment in SSG. At March 31, 2002, the weighted average interest rate on the outstanding borrowings was 7.43%. The interest rate charged on this facility was the prime rate of interest plus 1.25%. Pursuant to the Loan and Security Agreement, the Company was restricted from, among other things, paying cash dividends (other than on the Series A Preferred Stock), redeeming stock in certain instances, and entering into certain transactions without the lender's prior consent and was required to maintain certain net worth levels. As of March 31, 2002, approximately $8.7 million was outstanding under this facility, no letters of credit for inventory purchases were outstanding and the carrying value of the credit facility approximated its fair value. As noted above, this facility was replaced by a Loan Agreement on June 28, 2002.

*Revolver B and Term Loan –*
On June 28, 2002, Emerson entered into a $40 million Loan Agreement with several U.S. financial institutions. The Loan Agreement provides for a $25 million revolving line of credit *(Revolver B)* and a $15 million term loan *(Term Loan)*. The $25 million revolving line of credit replaced Emerson's existing $15 million senior secured facility and provides for revolving loans, subject to individual maximums which, in the aggregate, are not to exceed the lesser of $25 million or a "Borrowing Base" amount based on specified percentages of eligible accounts receivables and inventories and bears interest ranging from Prime plus .5% to 1.25% or, at Emerson's election, LIBOR plus 2.00% to 2.75% depending on certain financial covenants. The interest rate charged on the term loan ranges from Prime plus 1.0% to 1.75% or, at Emerson's election, LIBOR plus 2.50% to 3.25% depending on certain financial covenants and amortizes over a three year period. At March 31, 2003, the weighted average interest rate on the outstanding borrowings was 5.0% under the revolver and 4.6% under the term loan. Pursuant to the Loan Agreement, we will be restricted from, among other things, paying cash dividends other than on preferred shares, repurchasing our common stock and entering into certain transactions without the lender's prior consent and are subject to certain net worth and leverage financial covenants. Amounts outstanding under the Loan Agreement are secured by substantially all of Emerson's assets. As of March 31, 2003, approximately $12.0 million was outstanding under this term facility, there were no borrowings under the revolver and the carrying value of the credit facility approximated its fair value.

*Debentures* - Senior Subordinated Convertible Debentures ("Debentures"), which were issued by Emerson in August 1995, were retired in the second quarter of fiscal 2003. These Debentures bore interest at the rate of 8½% per annum, payable quarterly, and were subordinated to all existing and future senior indebtedness (as defined in the Indenture governing the Debentures). The Debentures were convertible into shares of Emerson's common stock at any time prior to redemption or maturity at an initial conversion price of $3.9875 per share, subject to adjustment under certain circumstances. The Debentures were redeemable in whole or in part at our option and, in the case of Emerson's exercise of the Debentures call provision, required a call price of 101% of principal, were subject to certain restrictions on transfer and restricted, among other things, the amount of senior indebtedness and other indebtedness that Emerson, and, in certain instances, its consolidated subsidiaries, could incur. Each holder of Debentures had the right to cause Emerson to redeem the Debentures if certain designated events (as defined in the Indenture governing the Debentures) were to occur. At March 31, 2002, the carrying value of the debentures approximated their fair value.

*Revolver C* - Notes payable under a revolving line of credit *(Revolver C)* were issued by SSG in March 2001, replacing a prior facility. The facility provides for a three-year $25 million revolving line of credit, and provides for revolving loans and is subject to individual maximums which, in the aggregate, cannot exceed the lesser of $25 million or a "Borrowing Base" amount based upon specified percentages of eligible accounts receivables and inventories. Amounts outstanding under the senior credit facility are secured by substantially all the assets of the Sport Supply Group, Inc. and subsidiaries. At March 31, 2003 and 2002, the weighted average interest rate on the outstanding borrowings was 4.2% and 4.9%, respectively. The interest rate charged under this facility at March 31, 2003 was 4.25%. Pursuant to loan documents governing this line of credit, the Company is restricted from, among other things, paying cash dividends, and entering into certain transactions without the lender's prior consent. At March 31, 2003, the carrying value of the note payable approximated its fair value.

Maturities of long-term borrowings as of March 31, 2003, by fiscal year and in the aggregate are as follows (in thousands):

| | |
|---|---|
| 2004 | $ 11,634 |
| 2005 | 16,304 |
| 2006 | 1,775 |
| 2007 | - - |
| 2008 | - - |
| Thereafter | - - |
| Total | 29,713 |
| Less current portion | ( 11,634) |
| Total long term portion | $ 18,079 |

**Note 7 – Income Taxes:**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | (In thousands) | |
| Federal | -- | $(160) | $ 475 |
| Foreign, state and other | 2,011 | 398 | 848 |
| Deferred federal | (11,300) | (7,899) | (2,267) |
| | $(9,289) | $(7,661) | $ (944) |

The Company, with the exception of SSG, files a consolidated federal and certain state and local income tax returns.

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the statutory U.S. rate of 34% to income before income taxes for the years ended March 31, 2003, 2002, and 2001 are analyzed below:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | (In thousands) | |
| Statutory provision | $ 5,389 | $ 4,089 | $ 3,981 |
| Decrease in valuation allowance | (13,069) | (12,057) | (5,246) |
| Foreign income taxes | (1,192) | 254 | 478 |
| State taxes | 552 | 302 | 723 |
| Minority interest | (706) | (606) | (1,211) |
| Alternative minimum tax | -- | -- | 305 |
| Other, net | (263) | 357 | 26 |
| Total income tax (benefit) | $ (9,289) | $ (7,661) | $ (944) |

As of March 31, 2003 and 2002, the significant components of the Company's deferred tax assets and liabilities are as follows:

| | 2003 | 2002 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Accounts receivable reserves | $ 4,661 | $ 5,751 |
| Inventory reserves | 1,963 | 1,913 |
| Net operating loss carryforwards | 25,005 | 26,751 |
| Other | 637 | 965 |
| Total deferred tax assets | 32,266 | 35,380 |
| Valuation allowance for deferred tax assets | (3,827) | (16,896) |
| Net deferred tax assets | 28,439 | 18,484 |
| Deferred tax liabilities: | | |
| Intangible assets | (2,104) | (3,173) |
| Investment in affiliate | (1,883) | (1,699) |
| Other | (96) | (213) |
| Net deferred taxes | $ 24,356 | $ 13,399 |

Total deferred tax assets for the consumer electronics segment at March 31, 2003 and 2002 include the tax-effected net operating loss carry forwards subject to annual limitations (as discussed below) and tax-effected deductible temporary differences. For the year ended March 31, 2003, the valuation reserve has been reduced for the consumer electronics segment recognizing the future benefits of the deferred tax assets as management believes it is likely that such benefit will be realized in the future.

The sporting goods segment has net operating loss carryforwards that can be used to offset future taxable income and can be carried forward for 15 to 20 years. A valuation allowance for approximately $3.8 million has been established as realization of the deferred tax assets is dependent on the successful outcome of certain tax planning strategies, as well as the Company's ability to generate sufficient taxable income to fully utilize net operating loss carryforwards.

Income of foreign subsidiaries before taxes was $6,198,000, $2,808,000, and $7,486,000 for the years ended March 31, 2003, 2002, and 2001, respectively.

As of March 31, 2003, the Company had a federal net operating loss carryforward of approximately $102,000,000, which will expire in the years 2006 through 2019. The utilization of these net operating losses are subject to limitations under IRC section 382. In addition, SSG has federal net operating loss carryforwards of approximately $25,200,000, which will expire in the years 2011 through 2022.

Note 8 -- Commitments and Contingencies:

Leases:

The Company leases warehouse and office space with annual commitments as follows (in thousands):

| Fiscal Years | Amount |
|---|---|
| 2004 | $ 2,699 |
| 2005 | 2,001 |
| 2006 | 694 |
| 2007 | 494 |
| 2008 | 256 |

Rent expense which includes month-to-month leases, aggregated $3,489,000, $3,413,000, and $3,064,000 for fiscal 2003, 2002, and 2001, respectively.

Letters of Credit:

There were no letters of credit outstanding under the Loan Agreement (See Note 6) as of March 31, 2003 or under the Loan and Security Agreement as of March 31, 2002. The Company's Hong Kong subsidiary also currently maintains various credit facilities aggregating $52.5 million with banks in Hong Kong subject to annual review consisting of the following: (i) a $7.5 million credit facility with a $2.5 million seasonal increase which is generally used for letters of credit for inventory purchases, and (ii) two credit facilities totaling $45 million with seasonal over - advances, for the benefit of a foreign subsidiary, which is for the establishment of back-to-back letters of credit with the Company's largest customers. At March 31, 2003, the Company's Hong Kong subsidiary had pledged $1.7 million in certificates of deposit to this bank to assure the availability of the $7.5 million credit facility. At March 31, 2003, there were $4,136,000 and $1,807,000 of letters of credit outstanding under these credit facilities. The credit facility requires a net worth covenant of the foreign subsidiary, which the Company was in compliance with at March 31, 2003.

Capital Expenditure and Other Commitments:

As of March 31, 2003, there were no material capital expenditure commitments and there were no substantial commitments for purchase orders outside the normal purchase orders used to secure product for either segment.

Employee Benefit Plan:

The Company currently sponsors defined contribution 401 (k) retirement plans which are subject to the provisions of ERISA. Under the consumer electronics segment plan, Emerson matches a percentage of the participants' contributions up to a specified amount. Under the sporting goods segment plan, SSG has not matched a percentage of the participant's contributions for the last two fiscal years. The combined contributions to the plans for fiscal 2003, 2002 and 2001 were $72,000, $56,000, and $143,000, respectively.

Note 9 -- Stock Based Compensation:

Consumer Electronics Segment:

In July 1994, Emerson adopted a Stock Compensation Program ("Program"). The maximum aggregate number of shares of common stock available pursuant to the Program is 2,000,000 shares and the Program is comprised of four parts—the Incentive Stock Option Plan, the Supplemental Stock Option Plan, the Stock Appreciation Rights Plan and the Stock Bonus Plan. A summary of transactions during the last three years is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding – March 31, 2000 | 1,322,000 | $ 1.05 |
| Granted | 248,000 | 1.00 |
| Exercised | (75,000) | 1.00 |
| Canceled | (11,666) | 1.00 |
| Outstanding – March 31, 2001 | 1,483,334 | 1.04 |
| Granted | 26,000 | 1.50 |
| Canceled | (13,334) | 1.00 |
| Outstanding – March 31, 2002 | 1,496,000 | 1.05 |
| Exercised | (366,397) | 1.00 |
| Canceled | (75,000) | 1.00 |
| Outstanding – March 31, 2003 | 1,054,603 | $ 1.07 |
| Exercisable at March 31, 2003 | 962,913 | $ 1.07 |

The following table provides additional information as to the options outstanding under the Stock Compensation Program as of March 31, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Amount Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Amount Exercisable | Weighted Average Exercise Price |
| \$1.00 - \$1.00 | 428,603 | 4.8 | \$ 1.00 | 354,255 | \$ 1.00 |
| \$1.10 - \$1.10 | 600,000 | 1.3 | 1.10 | 600,000 | 1.10 |
| \$1.50 - \$1.50 | 26,000 | 8.0 | 1.50 | 8,658 | 1.50 |
| | 1,054,603 | 2.9 | 1.07 | 962,913 | 1.07 |

Subject to the terms set forth in each option agreement, generally, the term of each option is ten years, except for options issued to any person who owns more than 10% of the voting power of all classes of capital stock, for which the term is five years. Options may not be exercised during the first year after the date of the grant. Thereafter, each option becomes exercisable on a pro rata basis on each of the first through third anniversaries of the date of the grant. The exercise price of options granted must be equal to, or greater than the fair market value of the shares on the date of the grant, except that the option price with respect to an option granted to any person who owns more than 10% of the voting power of all classes of capital stock shall not be less than 110% of the fair market value of the shares on the date of the grant. As of March 31, 2003, there were a total of 1,054,603 options outstanding with exercise prices ranging from \$1.00 per share to \$1.50 per share. As of March 31, 2003, 962,913 of the total options outstanding were fully vested with 91,690 options vesting through April 2004. At March 31, 2003, 2002 and 2001, the weighted average exercise price of exercisable options under the Program was \$1.07, \$1.05 and \$1.04, respectively.

In October 1994, Emerson's Board of Directors adopted, and the stockholders subsequently approved, the 1994 Non-Employee Director Stock Option Plan. The maximum number of shares of Common Stock available under such plan is 300,000 shares. A summary of transactions under the plan for the three years ending March 31, 2003 is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding—March 31, 2000 | 100,000 | $ 1.00 |
| Granted | 75,000 | 1.00 |
| Outstanding – March 31, 2001, and March, 31, 2002 | 175,000 | 1.00 |
| Exercised | (41,667) | 1.00 |
| Outstanding – March 31, 2003 | 133,333 | $ 1.00 |
| Exercisable at March 31, 2003 | 108,330 | $ 1.00 |

The following table provides additional information as to the options outstanding under the Non-Employee Director Stock Option Plan as of March 31, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Amount Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Amount Exercisable | Weighted Average Exercise Price |
| $1.00 - $1.00 | 133,333 | 3.6 | $ 1.00 | 108,330 | $ 1.00 |
| | 133,333 | 3.6 | 1.00 | 108,330 | 1.00 |

All options granted under the Non-Employee director Stock Option Plan during the fiscal years ending March 31, 2001, 2002 and 2003 were at exercise prices equal to or greater than the fair market value of Emerson's stock on the date of the grant.

The provisions for the 1994 Non-Employee Director Stock Option Plan for exercise price, term and vesting schedule are the same as noted above for the Stock Compensation Program.

Sporting Goods Segment:

SSG has a stock option plan that provides up to 2,000,000 shares of common stock for awards of incentive and non-qualified stock options to directors and employees (the "SSG Plan"). Under the SSG Plan, the exercise price of options will not be less than: the fair market value of the common stock at the date of grant; or not less than 110% of the fair market value for incentive stock options granted to certain employees, as more fully described in the Amended and Restated Stock Option Plan. Options expire ten years from the grant date, or five years from the grant date for incentive stock options granted to certain employees, or such earlier date as determined by the Board of Directors of SSG (or a Stock Option Committee comprised of members of the Board of Directors).

A summary of transactions under the SSG Plan for the fiscal year ending March 31, 2003 is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding – March 31, 2000 | 1,097,199 | $ 7.76 |
| Granted | 9,375 | 1.46 |
| Canceled | (199,645) | 7.95 |
| Outstanding – March 31, 2001 | 906,929 | 7.65 |
| Granted | 29,375 | 1.30 |
| Canceled | (10,125) | 8.09 |
| Outstanding – March 31, 2002 | 926,179 | 7.45 |
| Granted | 19,375 | 1.69 |
| Exercised | -- | -- |
| Canceled | (637,112) | 7.64 |
| Outstanding – March 31, 2003 | 308,442 | $ 6.70 |
| Exercisable at March 31, 2003 | 285,108 | $ 7.28 |

The following table provides additional information as to the options outstanding under the SSG Plan as of March 31, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Amount Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Amount Exercisable | Weighted Average Exercise Price |
| $0.95 - $2.00 | 58,125 | 8.71 | $ 1.46 | 34,791 | $ 1.38 |
| $6.13 - $7.50 | 91,817 | 4.88 | 7.07 | 91,817 | 7.07 |
| $7.88 - $9.44 | 158,500 | 6.25 | 8.40 | 158,500 | 8.40 |
| | 308,442 | 6.30 | 6.70 | 285,108 | $ 7.11 |

All options granted under the SSG Plan during the fiscal year ending March 31, 2003 were at exercise prices equal to or greater than the fair market value of SSG's stock on the date of the grant.

**Note 10 -- Shareholder's Equity:**

Common Shares:

Authorized common shares consists of 75,000,000 shares of common shares, par value $.01 per share, of which, 27,413,089 shares were outstanding and 24,568,342 shares were held in treasury at March 31, 2003, and 31,166,478 shares were outstanding and 20,309,033 shares were held in treasury at March 31, 2002.

Common Stock Repurchase Program:

In January 2000 Emerson's Board authorized a share repurchase program for 5,000,000 shares and in September 2001 a 1,000,000 share repurchase program was approved by the Board superceding the previous program. In fiscal 2003, the Company repurchased 159,300 shares for $197,000. In fiscal 2002, the Company repurchased 177,500 shares for $236,000, and in fiscal 2001, repurchased 100,000 shares for $75,000, pursuant to the programs. The shares were repurchased in the open market and were funded by working capital.

Additional Common Stock Repurchases:

On May 25, 2000, the Company entered into a Termination, Settlement, Redemption and Option Agreement, (the "Agreement") with Geoffrey P. Jurick, its Chairman, Chief Executive Officer and President, and two of Mr. Jurick's institutional creditors, resolving outstanding litigation between Mr. Jurick and two of his three outside creditors. In accordance with the Agreement, the Company, on May 25, 2000, purchased 7.0 million shares of Common Stock from the two institutional creditors for $6.0 million. On July 31, 2000, the Company purchased 8,177,533 shares of Common Stock for approximately $4.1 million in a private transaction as part of the terms of the Agreement. Additionally under the terms of the Agreement, the Company was granted an option to purchase from the two institutional creditors the remaining 4.1 million shares of Common Stock owned by them for approximately $5.5 million (the "Option Purchase Price"). On May 25, 2001, the Company extended the option term for one additional year by making a $550,000 payment. On June 10, 2002, the Company exercised the 4.1 million share option for $5.5 million. The Company used cash generated from operations and required no additional borrowings to complete this transaction. Since the Company and its stockholders benefited from the repurchase of such shares, it also incurred the cost of exercising the extension option and, accordingly, would not seek such an expense reimbursement from Mr. Jurick.

Series A Convertible Preferred Stock:

The Company has issued and outstanding 3,677 shares of Series A Convertible Preferred Stock, ("Preferred Stock") $.01 par value, with a face value of $3,677,000, which had no market value as of March 31, 2003. Effective March 31, 2002 the conversion feature of the Preferred shares expired. Dividends accrued through March 31, 2002 were reversed into shareholder's equity. The Preferred Stock is non-voting and was convertible into Common Stock through March 31, 2002, at a price per share of Common Stock equal to 80% of the defined average market value of a share of Common Stock on the date of conversion. Effective March 31, 2001, dividends were no longer accrued on these shares.

During the years ended March 31, 2002 and March 31, 2001, there were no conversions of the Company's Series A Preferred Stock.

Warrants:

The Company issued warrants on March 31, 1994 for the purchase of approximately 750,000 shares of Common Stock exercisable at $1.40 per share during fiscal 2001. During fiscal 2001, 68,896 warrants were exercised and converted into 68,896 shares of common stock. On March 31, 2001 approximately 680,000 warrants expired unexercised.

On August 1, 2002, Emerson granted 200,000 warrants with an exercise price of $2.20, which 100,000 warrants vest after six months and 100,000 warrants vest one year from date of grant in conjunction with a consulting agreement. The warrants were valued using the Black-Scholes option valuation model and will be recognized over the related service period of the consulting agreement which corresponds to the vesting period. During February 2003, 100,000 of these warrants were exercised, and accordingly the Company issued 100,000 shares of common stock. For the fiscal year ending March 31, 2003, approximately $49,000 was expense to operations as a result of the granting of these options.

**Note 11 -- Net Earnings per Share:**

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2003, March 31, 2002, and March 31, 2001

(In thousands, except per share amount)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Numerator:** | | | |
| Net income | $ 21,500 | $ 19,407 | $ 12,653 |
| Less: preferred stock dividends, and repurchase Costs | -- | -- | 51 |
| Numerator for basic earnings per share – income available to common stockholders | 21,500 | 19,407 | 12,602 |
| Add back to effect assumed conversions: | | | |
| Preferred stock dividends | -- | -- | 51 |
| Interest on convertible debentures | -- | 1,764 | -- |
| Numerator for diluted earnings per share | $ 21,500 | $ 21,171 | $ 12,653 |
| **Denominator:** | | | |
| Denominator for basic earnings per share – weighted average shares | 27,716 | 31,298 | 35,066 |
| Effect of dilutive securities: | | | |
| Preferred shares | -- | 3,531 | 3,066 |
| Options | 924 | 452 | 437 |
| Convertible debentures | -- | 5,204 | -- |
| Denominator for diluted earnings per share – weighted average shares and assumed conversions | 28,640 | 40,485 | 38,569 |
| Basic income per share | $ .78 | $ .62 | $ .36 |
| Diluted income per share | $ .75 | $ .52 | $ .33 |

Senior Subordinated Debentures convertible into 5,204,000 shares of common stock if converted were not included in computing diluted earnings per share for fiscal 2001 because the effect would be antidilutive.

**Note 12 -- License Agreements:**

Emerson has several license agreements that allow licensees to use the "*Emerson*®" and "H.H. Scott® trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as outbound licenses. These license agreements primarily cover North America, South America, Mexico and Europe, are subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States. License revenues recognized and earned in fiscal 2003, 2002, and 2001 were approximately $10,388,000, $6,952,000, and $3,930,000, respectively. Emerson records a majority of licensing revenues as earned over the term of the related agreements.

Effective January 1, 2001, Emerson began a license agreement ("Video License Agreement") with Funai Corporation, Inc. ("Funai"), which was amended to extend the Video License Agreement to December 31, 2004 and replaced a prior agreement with Daewoo Electronics Co. Ltd. ("Daewoo"). The Video License Agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the "*Emerson*®" trademark to customers in the U.S. and Canadian markets. Under the terms of the agreement, Emerson will receive non-refundable minimum annual royalty payments of $4.3 million for each calendar year and a license fee on sales of product subject to the Video License Agreement in excess of the minimum annual royalties. The minimums are credited against royalties earned for the sale of products. During fiscal 2003, 2002 and 2001, revenues of $8,520,000, $5,624,000 and $1,075,000 respectively, were recorded under this agreement.

**Note 13-- Legal Proceedings:**

The Company is involved in legal proceedings and claims of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 14 --Business Segment Information and Major Customers:

The Company has two business segments, the consumer electronics business and the sporting goods segment. Operations in these business segments are summarized below by geographic area (in thousands):

| | Year Ended March 31, 2003 | | |
|---|---|---|---|
| | U.S. | Foreign | Consolidated |
| Sales from external customers – consumer electronics | $ 240,580 | $ 4,587 | $ 245,167 |
| Sales from external customers - sporting goods | 102,360 | 257 | 102,617 |
| Total sales from external customers | $ 342,940 | $ 4,844 | $ 347,784 |
| Income (loss) before income taxes and cumulative effect of change in accounting principle – consumer electronics | $ 19,335 | $ (17) | $ 19,318 |
| Loss before income taxes and cumulative effect of change in accounting principle – sporting goods | (1,561) | -- | (1,561) |
| Total income (loss) before income taxes and cumulative effect of change in accounting principle | $ 17,774 | $ (17) | $ 17,757 |
| Identifiable assets – consumer electronics | $ 60,375 | $ 9,504 | $ 69,879 |
| Identifiable assets – sporting goods | 64,683 | -- | 64,683 |
| Total identifiable assets | $ 125,058 | $ 9,504 | $ 134,562 |

| | Year Ended March 31, 2002 | | |
|---|---|---|---|
| | U.S. | Foreign | Consolidated |
| Sales from external customers – consumer electronics | $ 208,127 | $ 4,320 | $ 212,447 |
| Sales from external customers – sporting goods | 103,010 | 591 | 103,601 |
| Total sales from external customers | $ 311,137 | $ 4,911 | $ 316,048 |
| Income (loss) before income taxes and cumulative effect of change in accounting principle – consumer electronics | $ 15,330 | $ (1) | $ 15,329 |
| Loss before income taxes and cumulative effect of change in accounting principle – sporting goods | (3,583) | - - | (3,583) |
| Total income (loss) before income taxes and cumulative effect of change in accounting principle | $ 11,747 | $ (1) | $ 11,746 |
| Identifiable assets – consumer electronics | $ 46,395 | $ 22,137 | $ 68,532 |
| Identifiable assets – sporting goods | 67,307 | - - | 67,307 |
| Total identifiable assets | $ 113,702 | $ 22,137 | $ 135,839 |

| | Year Ended March 31, 2001 | | |
|---|---|---|---|
| | U.S. | Foreign | Consolidated |
| Sales from external customers – consumer electronics | $ 250,866 | $ 9,077 | $ 259,943 |
| Sales from external customers – sporting goods | 112,653 | 408 | 113,061 |
| Total sales to unaffiliated customers | $ 363,519 | $ 9,485 | $ 373,004 |
| Income (loss) before income taxes and cumulative effect of change in accounting principle – consumer electronics | $ 17,380 | $ (25) | $ 17,355 |
| Loss before income taxes and cumulative effect of change in accounting principle – sporting goods | (5,646) | - - | (5,646) |
| Total income (loss) before income taxes and change in accounting principle | $ 11,734 | $ (25) | $ 11,709 |

Identifiable assets are those assets used in operations in each geographic area. In addition to operating assets, at March 31, 2003, 2002, and 2001, there were non-operating assets of $9,492,000, $9,136,000 and $9,282,000, respectively, located in foreign countries.

The Company's net sales to one customer aggregated approximately 23%, 21% and 41% of consolidated net revenues for the years ended March 31, 2003, 2002, and 2001, respectively. The Company's net sales to another customer aggregated 17%, 19%, and 14% for the years ended March 31, 2003, 2002, and 2001, respectively. The trade accounts receivable balance of both customers, net of specific reserves was not material as of March 31, 2003. The Company's net sales to a third customer, a customer that filed for bankruptcy protection in fiscal 2002, aggregated 11%, 6%, and less than 1% for the years ended March 31, 2003, 2002 and 2001. The trade accounts receivable balance, net of specific reserves for the third customer approximated 5%, 15%, and 0% of consolidated trade accounts receivable as of March 31, 2003, 2002 and 2001. The Company has policies and procedures to limit its credit risk related to this customer.

Note 15 - - Derivative Financial Instruments

As of March 31, 2003, the Company had outstanding an interest swap agreement that converts $10 million of its variable rate Loan Agreement to a fixed rate instrument through 2004. This swap agreement is designated as a cash flow hedge and the change in fair value of the hedge is recorded in other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affected earnings. During fiscal 2003, the Company recorded a charge of approximately $100,000 related to the ineffective portion of the cash flow hedge. Subsequent to March 31, 2003, the Company terminated the interest rate swap agreement as a result of total borrowing covered under the hedge were to be below the $10 million level.

**Note 16 - - Quarterly Information (Unaudited):**

The following table sets forth certain information regarding the Company's results of operations for each full quarter within the fiscal years ended March 31, 2003 and March 31, 2002, with amounts in thousands, except for per share data. Due to rounding, quarterly amounts may not fully sum to yearly amounts. (In thousands, except per share data).

| | Fiscal 2003 | | | | Fiscal 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| **Consolidated Statement of Operations** | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr |
| Net revenues | $ 83,581 | $115,629 | $ 89,945 | $58,629 | $ 76,342 | $110,181 | $ 70,113 | $59,412 |
| Operating income | 5,484 | 8,968 | 4,220 | 865 | 2,656 | 5,568 | 1,107 | 983 |
| Net income (loss) | (2,886) | 5,952 | 3,278 | 15,156 | 2,193 | 4,739 | 4,131 | 8,344 |
| Net income per common share – basic | (.10) | .22 | .12 | .55 | .07 | .15 | .13 | .27 |
| Net income per common share – diluted | (.08) | .21 | .12 | .53 | .06 | .13 | .11 | .22 |
| Weighted average shares Outstanding – basic | 29,444 | 26,948 | 27,129 | 27,345 | 31,344 | 31,343 | 31,274 | 31,233 |
| Weighted average shares Outstanding – diluted | 35,025 | 27,946 | 28,270 | 28,524 | 34,948 | 40,099 | 40,253 | 40,357 |

The first quarter of fiscal 2003 was restated as a result of the Company's adoption of SFAS No. 142 and reflects the non-cash charge of approximately $5.5 million to reduce the carrying value of goodwill. See Note 5 – Goodwill and Other Intangible Assets of Notes to the Consolidated Financial Statements for further information.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

## PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement to be filed with the Securities and Exchange Commission on or before July 29, 2003.

Item 11. EXECUTIVE COMPENSATION

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement to be filed with the Securities and Exchange Commission on or before July 29, 2003.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement to be filed with the Securities and Exchange Commission on or before July 29, 2003.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement to be filed with the Securities and Exchange Commission on or before July 29, 2003.

Item 14. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

## PART IV

**Item 15. EXHIBITS, FINANCIAL STATEMENTS, STATEMENT SCHEDULE AND REPORTS ON FORM 8-K**

(a) Financial Statements and Schedules. See Item 8

(b) Reports on Form 8-K – During the three month period ended March 31, 2003, the following Form 8-K's were filed:

On March 17, 2003, we announced the filing of a registration statement in connection with the proposed public offering of our common stock owned by Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President.

On March 17, 2003, we announced the filing of a registration statement on Form S-3 with the Securities and Exchange Commission with the risk factors attached to the Current Report on Form 8-K.

On June 30, 2003, we announced the filing with the Securities and Exchange Commission to extend the filing date of the Company's Form 10-K for the fiscal year ended March 31, 2003.

(c) Exhibits

Exhibit Number

3.1 Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.2 Amended and Restated Certificate of Incorporation of Sport Supply Group, Inc. (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-8, Registration No. 33-80028).

3.3 Certificate of Amendment of Amended and Restated Certificate of Incorporation of Sport Supply Group, Inc. (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-8, Registration No. 33-80028).

3.4 Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit (3) (b) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.5 Amendment dated February 14, 1996 to the Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

3.6 By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (e) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.7 Amendment dated November 28, 1995 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

3.8 Amended and Restated Bylaws of Sport Supply Group, Inc. (incorporated by reference to Exhibit 3.2 of Sport Supply's Annual Report on Form 10-K for the year ended November 1, 1996).

10.4 Stipulation of Settlement and Order dated June 11, 1996 by and among the Official Liquidator of Fidenas International Bank Limited, Petra Stelling, Barclays Bank PLC, the Official Liquidator of Fidenas Investment Limited, Geoffrey P. Jurick, Fidenas International Limited, L.L.C., Elision International, Inc., GSE Multimedia Technologies Corporation and Emerson. (incorporated by reference to Exhibit 10(af) of Emerson's Annual Report on Form 10-K for the year ended March 31, 1996.)

10.5 Pledge Agreement dated as of February 4, 1997 by Fidenas International Limited, L.L.C. ("FIN") in favor of TM Capital Corp. (incorporated by reference to Exhibit (10) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

10.6 Registration Rights Agreement dated as of February 4, 1997 by and among Emerson, FIN, the Creditors, FIL and TM Capital Corp. (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

10.7 Securities Purchase Agreement dated as of November 27, 1996, by and between Sport Supply Group, Inc. ("SSG") and Emerson (incorporated by reference to Exhibit (2)(a) of Emerson's Current Report on Form 8-K dated November 27, 1996).

10.9 Form of Registration Rights Agreement by and between SSG and Emerson (incorporated by reference to Exhibit (4)(b) of Emerson's Current Report on Form 8-K dated November 27, 1996).

10.10 License and Exclusive Distribution Agreement with Cargil International Corp. dated as of February 12, 1997 (incorporated by reference to Exhibit

(10) (c) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

10.12 License Agreement effective as of January 1, 2001 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10) (z) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

10.12.1 First Amendment to License Agreement dated February 19, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.1) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2002).

10.12.2 Second Amendment to License Agreement effective August 1, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.2) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.13 Second Lease Modification dated as of May 15, 1998 between Hartz Mountain, Parsippany and Emerson (incorporated by reference to Exhibit (10) (v) of Emerson's Annual Report on Form 10-K for the year ended April 3, 1998).

10.13.1 Third Lease Modification made the 26 day of October, 1998 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended October 2, 1998).

10.13.2 Fourth Lease Modification made the 12th day of February, 2003 between Hartz Mountain Parsippany and Emerson. *

10.14.1 Purchasing Agreement, dated March 5, 1999, between AFG-Elektronik GmbH and Emerson Radio International Ltd. (incorporated by reference to Exhibit (10) (aa) of Emerson's Annual Report on Form 10-K for the year ended April 2, 1999).

10.15 Supplemental Letter of Employment for Marino Andriani, dated as of October 11, 1999 (incorporated by reference to Exhibit (10) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended October 1, 1999).

10.15.1 Supplemental Letter of Employment for Marino Andriani, effective as of April 1, 2001 (incorporated by reference to Exhibit 10.15.1 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2001).

10.16 Letter of Employment for Patrick Murray, dated May 3, 2001 (incorporated by reference to Exhibit 10.16 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2001).

10.17 Form of Indemnification Agreement entered into between Sport Supply and each of the directors of Sport Supply and Sport Supply's General Counsel (incorporated by reference to Exhibit 10.3 of Sport Supply's Registration Statement on Form S-1, Registration No. 33-39218).

10.18 Sport Supply Group, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-1, Registration No. 33-27193).

10.19 Assignment and Assumption Agreement, dated to be effective as of February 28, 1992, by and between Aurora and Sport Supply Group, Inc. (incorporated by reference to Exhibit 10.27 of Sport Supply's Annual Report on Form 10-K for the year ended 1991).

10.20 Amendment No. 1 to AMF Licensing Agreement (incorporated by reference to Exhibit 10 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended January 1, 1999).

10.21 License Agreement, dated as of September 23, 1991, by and between Proacq Corp. and Sport Supply Group, Inc. (incorporated by reference to Exhibit 10.17 of Sport Supply's Annual Report on Form 10-K for the year ended 1991).

10.22 Sport Supply Group Employees' Savings Plan dated June 1, 1993 (incorporated by reference to Exhibit 10.27 of Sport Supply's Annual Report on Form 10-K for the year ended 1993).

10.23 Management Services Agreement dated July 1, 1997 to be effective as of March 7, 1997 by and between Sport Supply Group, Inc. and Emerson (incorporated by reference to Exhibit 10.2 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended August 1, 1997 ).

10.24 Non-Qualified Stock Option Agreement by and between Sport Supply Group, Inc. and Geoffrey P. Jurick (incorporated by reference to Exhibit 10.5 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended August 1, 1997).

10.26 Employment between Emerson Radio Corp. and John J. Raab, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.26.1 Employment Agreement between Emerson Radio Corp. and Elizabeth J. Calianese McPartland, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.26.2 Letter re Employment Agreement between Emerson Radio Corp., Emerson Radio International Ltd., Emerson Radio (Hong Kong) Limited and Geoffrey P. Jurick, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.26.3 Employment Agreement between Emerson Radio Corp. and Kenneth A. Corby, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26.3 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).

10.27 Revolving Credit and Term Loan Agreement dated June 28, 2002 among Emerson Radio Corp., Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. Jointly and Severally, and PNC Bank, National Association (incorporated by reference to Exhibit 10.27 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002).

10.28 Common Stock Purchase Warrant Agreement entered into on August 1, 2002 by and between Emerson Radio Corp. and Further Lane Asset Management LP (incorporated by reference to Exhibit 10.28 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.35 Loan and Security Agreement dated March 27, 2001 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.29 of Sport Supply's Annual Report on Form 10-K for the year ended March 30, 2001).

10.35.1 First Amendment to the Loan and Security Agreement dated October 1, 2002 by and Between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.2 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended December 27, 2002).

12 Computation of Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends. *

21 Subsidiaries of the Company as of March 31, 2003. *

23 Consent of Independent Auditors. *

99.1 Certification of Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002. *

99.2 Certification of Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002. *

---

* Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERSON RADIO CORP.

By: /s/ Geoffrey P. Jurick
Geoffrey P. Jurick
Chairman of the Board

Dated: July 11, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ Geoffrey P. Jurick<br>Geoffrey P. Jurick | Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer) | July 11, 2003 |
| /s/ Kenneth A. Corby<br>Kenneth A. Corby | Executive Vice President, Chief Financial Officer (Principal Finance and Accounting Officer) | July 11, 2003 |
| /s/ Robert H. Brown, Jr.<br>Robert H. Brown, Jr. | Director | July 11, 2003 |
| /s/ Peter G. Bünger<br>Peter G. Bünger | Director | July 11, 2003 |
| /s/ Jerome H. Farnum<br>Jerome H. Farnum | Director | July 11, 2003 |
| /s/ Stephen H. Goodman<br>Stephen H. Goodman | Director | July 11, 2003 |

## Certifications

### Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002

I, Geoffrey P. Jurick, certify that:

1. I have reviewed this annual report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

> a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
>
> b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
>
> c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

> a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
>
> b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

/s/ Geoffrey P. Jurick
Chairman of the Board,
Chief Executive Officer and
President

**Certifications**

**Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002**

I, Kenneth A. Corby, certify that:

1. I have reviewed this annual report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

/s/ Kenneth A. Corby
Executive Vice President and
Chief Financial Officer

**EMERSON RADIO CORP. AND SUBSIDIARIES**
**SCHEDULE II**
**VALUATION AND QUALIFYING ACCOUNTS AND RESERVES**
**(In thousands)**

| Column A | Column B | Column C | Column D | Column E |
|---|---|---|---|---|
| Description | Balance at Beginning of year | Charged to Costs and Expenses | Deductions | Balance at end of year (B) |
| **Allowance for doubtful accounts/chargebacks:** | | | | |
| Year ended: | | | | |
| March 31, 2003 | $ 2,960 | $ 2,546 | $ 3,861(A) | $ 1,645 |
| March 31, 2002 | 3,015 | 1,543 | 1,598(A) | 2,960 |
| March 31, 2001 | 3,284 | (14) | 255(A) | 3,015 |
| **Sales Return reserves:** | | | | |
| Year ended: | | | | |
| March 31, 2003 | $ 6,072 | $ 16,150 | $16,161 | $ 6,061 |
| March 31, 2002 | 6,369 | 14,902 | 15,199 | 6,072 |
| March 31, 2001 | 6,495 | 19,012 | 19,138 | 6,369 |

(A) Accounts written off, net of recoveries.

(B) Amounts do not include certain accounts receivable reserves that are disclosed as "allowances"
on the Consolidated Balance Sheets since they are not valuation reserves.

EXHIBIT 12

EMERSON RADIO CORP. AND SUBSIDIARIES
EXHIBIT TO FORM 10-K
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratio data)

| | Historical | | | | |
|---|---|---|---|---|---|
| | Year Ended Mar. 31, 2003 | Year Ended Mar. 31, 2002 | Year Ended Mar. 31, 2001 | Year Ended Mar. 31, 2000 | Year Ended Apr. 2, 1999 |
| Pretax earnings | $ 17,757 | $ 11,746 | $ 11,709 | $ 3,043 | $ 496 |
| Fixed charges: | | | | | |
| Interest | 2,098 | 3,053 | 3,745 | 1,932 | 1,925 |
| Amortization of debt expenses | 608 | 403 | 533 | 352 | 347 |
| Lease expense | 3,489 | 3,413 | 3,064 | 1,316 | 1,305 |
| | 6,195 | 6,869 | 7,342 | 3,600 | 3,577 |
| Pretax earnings before fixed charges | $ 23,952 | $ 18,615 | $ 19,051 | $ 6,643 | $ 4,073 |
| Fixed charges: | | | | | |
| Interest | $ 2,098 | $ 3,053 | $ 3,745 | $ 1,932 | $ 1,925 |
| Amortization of debt expenses | 608 | 403 | 533 | 352 | 347 |
| Lease expense | 3,489 | 3,413 | 3,064 | 1,316 | 1,305 |
| Preferred stock dividend Requirements | -- | -- | 51 | 103 | 171 |
| | $ 6,195 | $ 6,869 | $ 7,393 | $ 3,703 | $ 3,748 |
| Ratio of earnings to combined fixed charges and preferred stock dividends | 3.87 | 2.71 | 2.58 | 1.79 | 1.09 |
| Coverage deficiency | -- | -- | -- | -- | -- |

(a) The preferred stock dividend requirements have been adjusted to reflect the pretax earnings which would be required to cover such dividend requirements.

EXHIBIT 21

EMERSON RADIO CORP. AND SUBSIDIARIES
EXHIBIT TO FORM 10-K
SUBSIDIARIES OF THE REGISTRANT

| Name of Subsidiary | Jurisdiction of Incorporation | Percentage of Ownership |
|---|---|---|
| Emerson Radio (Hong Kong) Limited. | Hong Kong | 100.0%* |
| Emerson Radio International Ltd. | British Virgin Islands | 100.0% |
| Sport Supply Group, Inc. | Delaware | 53.2% |

* One share is owned by a resident director, pursuant to local law.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Emerson Radio Corp. (the "Company") for the fiscal year ended March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Geoffrey P. Jurick, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and result of operations of the Company.

Dated: July 14, 2003

By: /s/ Geoffrey P. Jurick
Geoffrey P. Jurick
Chief Executive Officer

This certification has been furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

A signed original of this written statement required by section 906 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Emerson Radio Corp. (the "Company") for the fiscal year ended March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth A. Corby, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(4) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and result of operations of the Company.

Dated: July 14, 2003

By: /s/ Kenneth A. Corby
Kenneth A. Corby
Chief Financial Officer

This certification has been furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

A signed original of this written statement required by section 906 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

# Corporate Information



**Directors**

Geoffrey P. Jurick
*Chairman of the Board,*
*President and Chief Executive Officer*
*Director of Sport Supply Group, Inc.*

Robert H. Brown, Jr.
*Managing Partner*
*Crosswind Partners, LLC*

Peter G. Bünger
*Director of Sport Supply Group, Inc.*
*Independent Consultant*

Jerome H. Farnum
*Independent Consultant*

Stephen H. Goodman
*President and Chief Executive Officer*
*The Singer Group, N.V.*

**Legal Counsel**

Lowenstein, Sandler LLC
Roseland, NJ

**Independent Auditors**

Ernst & Young LLP
New York, NY

**Amex Symbol**

MSN

**Internet Address**

http://www.emersonradio.com

**Officers**

Geoffrey P. Jurick
*Chairman of the Board,*
*President and Chief Executive Officer*

John J. Raab
*Chief Operating Officer - Senior Executive Vice President — International*

Kenneth A. Corby
*Executive Vice President and Chief Financial Officer*

Patrick Murray
*President — Emerson Radio Consumer Products Corporation*

Elizabeth J. Calianese
*General Counsel,*
*Senior Vice President —*
*Human Resources, and*
*Corporate Secretary*

John P. Walker
*Executive Vice President —*
*Global Management*

Ronald Gullett
*President — Emerson Radio Hong Kong Ltd. and*
*Senior Vice President — International*

Christina Iatrou
*Assistant Secretary and*
*Assistant General Counsel*

**Investor Relations Inquiries**

Emerson Radio Corp.
1901 Diplomat Drive
P.O. Box 7345
Dallas, TX 75209
(972) 884-2302

**Offices**

Corporate Headquarters
9 Entin Road
P.O. Box 430
Parsippany, NJ 07054-0430
(973) 884-5800

Dallas Office
1901 Diplomat Drive
P.O. Box 7345
Dallas, TX 75209
(972) 884-2300

Emerson Radio (Hong Kong) Ltd.
705-711, Tower 2
The Gateway
25-27 Canton Road, TST
Kowloon, Hong Kong

Emerson Radio Europe, B.V.
c/o Executive Management
Trustmij B.V.
Drenrestraat 20
1083 HK Amsterdam
Netherlands

Emerson Radio International, Ltd.
Citco Building
Wickhams Cay
P.O. Box 662, Road Town
Tortola
British Virgin Islands

**Transfer Agent**

American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005
(212) 936-5100

# 2003

EMERSON
RADIO CORP.

9 Entin Road / Parsippany, NJ 07054 / 973-884-5800